UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

TRANSPORTADORA DE GAS DEL SUR S.A.
(Name of Subject Company)

GAS TRANSPORTER OF THE SOUTH INC.
(Translation of Registrant’s Name into English)

TRANSPORTADORA DE GAS DEL SUR S.A.
(Names of Persons Filing Statement)

Ordinary Class B Shares par value Ps. 1 (“Class B Shares”) and American Depositary Shares, each representing rights to five Class B Shares
(Title of Class of Securities)

Ordinary Class B Shares (ISIN ARP9308R1039)
American Depositary Shares (893870204)
(CUSIP Number of Class of Securities)

Leandro Pérez Castaño
Tel.: (+54 11) 4865-9050
Don Bosco 3672
5th Floor
C1206ABF, City of Buenos Aires
Argentina
inversores@tgs.com.ar

Copy to:

Robert S. Risoleo
1700 New York Ave. NW, Suite 700
Washington, DC 20006
(202) 956-7500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

Transportadora de Gas del Sur S.A. (the “Company” or “TGS”) is filing this Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the tender offer by Grupo Inversor Petroquímica S.L., a limited company organized under the laws of Spain (“GIP”), WST S.A., a corporation (sociedad anónima) organized under the laws of Argentina (“WST”), and PCT LLC, a limited liability company organized under the laws of Delaware, United States of America (“PCT” and, together with GIP and WST, the “Offerors”). The Offerors are offering to purchase up to a total of 194,651,345 outstanding Class B Shares of common stock, one peso (“Ps.”) nominal amount each per share (the “Class B Shares”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to five (5) Class B Shares) (“ADSs” and, together with the Class B Shares, the “TGS Securities”), which represent 24.5% of the capital stock of the Company, other than those held by the Offerors or their affiliates, in cash at a price of Ps. 18.39 per Class B Share (payable in U.S. dollars) and Ps. 91.95 per ADS (payable in U.S. dollars), in each case based on the Ps./U.S. dollar selling exchange rate reported by Banco de la Nación Argentina at the close of business on the Argentine Business Day (as defined below) prior to January 31, 2017 (the “Expiration Date”), as may be extended (for reference, equivalent to approximately U.S.$ 1.17 per Class B Share and U.S.$ 5.84 per ADS based on the selling exchange rate of Ps. 15.75 per U.S. $1.00 reported by Banco de la Nación Argentina on December 27, 2016 (with one (1) ADS representing five (5) Class B Shares) (the “Offer Price”), in each case without interest thereon, net of (i) any applicable brokerage fees or commissions and (ii) applicable withholding taxes, including Argentine capital gains tax, upon the terms and subject to the conditions set forth in the U.S. offer to purchase dated December 30, 2016 (the “U.S. Offer to Purchase”) and the related documents (together with the U.S. Offer to Purchase, the “U.S. Offer”).  Argentine Business Day means any day on which the Mercado de Valores de Buenos Aires, S.A. and Argentine financial entities are open for trading.

Item 1.  Subject Company Information.

(a)  Name and Address.

The name of the subject company is Transportadora de Gas del Sur S.A., a corporation (sociedad anónima) incorporated and organized under the laws of Argentina. The Company’s principal executive offices are located at Don Bosco 3672, 5th Floor, C1206ABF, City of Buenos Aires, Argentina. The Company’s telephone number is (54 11) 4865-9050 Ext. 1093.

(b)  Securities.

The title of the class of equity securities to which this statement relates are (i) the Class B Shares and (ii) the ADSs, each as defined above. As of November 30, 2016, a total of 389,302,689 Class B Shares, including 32,288,758 ADSs, were issued and outstanding.

The principal market on which the Class B Shares are traded is the Buenos Aires Stock Exchange. Class B Shares are listed under the ticker symbol “TGSU2.” The principal market on which the ADSs are traded is the New York Stock Exchange. The ADSs trade under the ticker symbol “TGS.”

Item 2.  Identity and Background of Filing Person.

(a)  Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth above in Item 1 “Subject Company Information – Name and Address.”

(b)  Tender Offer.

The Offerors are offering to purchase up to a total of 194,651,345 outstanding Class B Shares held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended), including Class B Shares represented by ADSs, which represent 24.5% of the capital stock of the Company, other than those held by the Offerors or their affiliates, in cash at a price of Ps. 18.39 per Class B Share (payable in U.S. dollars) and Ps. 91.95 per ADS (payable in U.S. dollars), in each case based on the Ps./U.S. dollar selling exchange rate reported by Banco de la Nación Argentina at the close of business on the Argentine Business Day prior to the Expiration Date, as may be extended (for reference, equivalent to approximately U.S.$ 1.17 per Class B Share and U.S.$ 5.84 per ADS based on the selling exchange rate of Ps. 15.75 per U.S. $1.00 reported by Banco de la Nación Argentina on December 27, 2016 (with one (1) ADS representing five (5) Class B Shares), in each case without interest thereon, net of (i) any applicable brokerage fees or commissions and (ii) applicable withholding taxes, including Argentine capital gains tax, upon the terms and subject to the conditions set forth in the U.S. Offer.

The U.S. Offer is being made in conjunction with an offer that will be launched by the Offerors in Argentina for up to 194,651,345 outstanding Class B Shares (the “Argentine Offer” and, together with the U.S. Offer, the “Offers”), representing 24.5% of the capital stock of the Company. The formal terms of the Argentine Offer were approved by the Board of Directors of the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”) at its meeting held on December 22, 2016, subject to compliance with certain formal requirements. In no event will the Offerors purchase more than 194,651,345 Class B Shares (including Class B Shares represented by ADSs) in total in the Offers. If more than 194,651,345 Class B Shares (including Class B Shares represented by ADSs) are tendered in the Offers, Class B Shares and ADSs properly and timely tendered in the Offers and, in the case of tenders in the U.S. Offer, not properly withdrawn, may be subject to proration, as described in the U.S. Offer. Non-U.S. holders will not be permitted to tender their Class B Shares (including Class B Shares withdrawn from ADSs) in the U.S. Offer and instead must tender into the Argentine Offer. ADSs (whether or not held by U.S. holders) may only be tendered in the U.S. Offer.

The Argentine Offer is being made in accordance with Argentine law requirements as a result of an offer dated July 18, 2016, made by Pampa Energía S.A. (“Pampa Energía”), Pampa Participaciones S.A. and Pampa Inversiones S.A., as sellers (the “Sellers”) to the Offerors, for the purchase of shares and rights giving the Offerors indirect control of 50% of the outstanding capital stock of Compañía de Inversiones de Energía S.A. (“CIESA”), a corporation (sociedad anónima) incorporated under the laws of Argentina. CIESA holds all Class A shares of the Company, representing 51% of the share capital and voting rights in the Company. Pursuant to Article 87 of the Argentine Capital Markets Law No. 26,831 (Ley de Mercado de Capitales) and Article 10, Section II, Chapter II, Title III of the CNV Regulations, any natural or legal person who intends to acquire, or has acquired, shares representing, directly or indirectly, a “significant interest” in the total voting capital stock of any company whose shares are admitted to the Argentine public offering regime and trade on a regulated Argentine market must launch a mandatory public offer to purchase a specified percentage of voting shares of such company to the extent that the acquisition of such “significant interest” also involves the acquisition of control of the affected company.

The registered office of GIP is located at Ebro 3, Madrid, Spain. As required by Section 123 of the Argentine General Companies Law No. 19,950, GIP has a registered domicile in Argentina, located at Avda. España 177, Barrio Bombal (5500), Mendoza City, Province of Mendoza. The registered office of WST is located at Av. Cordoba 1561, 2nd Floor, City of Buenos Aires, Argentina. The registered office of PCT is located at 850 New Burton Road, Suite 201, Dover, Delaware, 19904, United States of America. As required by Section 123 of the Argentine General Companies Law No. 19,950, PCT has a registered address in Argentina, which is Calle 47, No. 767, 10th floor “D”, La Plata, Province of Buenos Aires.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3 and in Item 4, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflict of interest between the Company or its affiliates, on the one hand, and: (i) its executive officers, directors or affiliates; or (ii) the Offerors, their respective executive officers, directors or affiliates, on the other hand.

Executive Officers and Directors of the Company

The executive officers of the Company are Javier Gremes Cordero (Chief Executive Officer), Alejandro Mario Basso (Vice President of Administration, Finance and Services), Rubén De Muria (Executive Manager of Institutional and Regulatory Affairs), Nicolás M. Mordeglia (Vice President of Legal Affairs), Carlos H. Sidero (Vice President of Human Resources), Oscar José Sardi (Vice President of Operations) and Néstor Hugo Martín (Vice President of Business). The regular directors of the Company are Gustavo Mariani (Chairman), Luis Alberto Fallo (Alternate Chairman), Mariano Batistella, Gregorio Werthein, Sonia Fabiana Salvatierra, Diego Alberto Güerri, Carlos Alberto Olivieri, Mauricio Edgardo Szmulewiez and Sergio Benito Patrón Costas. The alternate directors of the Company are Diego Martín Salaverri, Nicolás Mindlin, Hugo Néstor Galluzzo, Jorge Romualdo Sampietro, Mariano Osvaldo Ferrero, Alejandro Candioti, Diego Petrecolla, Ignacio Gustavo Alvarez Pizzo and Lourdes María Belén Armada. Certain members of the Board of Directors of the Company may have interest in the U.S. Offer. Luis Alberto Fallo is a member of the Board of Directors of GIP or an affiliate of GIP. Gregorio Werthein is a member of the Board of Directors of WST or an affiliate of WST. Certain directors and executive officers of the Company own Class B Shares or ADSs representing Class B Shares.

The Company pays compensation to its executive officers. For more information, please see the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 under “Item 6. Directors, Senior Management and Employees—B. Compensation.”

The business address and phone number of the directors and executive officers of the Company is the same as that of the Company noted in Item 1 above.

Major Shareholders

The Company’s controlling shareholder is CIESA, which holds 51% of the share capital and voting rights of the Company. Fondo de Garantía de Sustentabilidad managed by the Administración Nacional de la Seguridad Social holds 23.11% of the share capital and voting rights of the Company. Local and foreign investors hold the remaining shares of the Company. CIESA is under co-control by: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary, both of which have been under indirect control by Pampa Energía following Pampa Energía’s acquisition of Petrobras Participaciones S.L. from Petrobras Internacional Baspetro B.V. on July 27, 2016, and which together directly and indirectly hold 50% of CIESA’s common stock; (ii) the CIESA Trust (the “Trust”), the trustee for which is The Royal Bank of Scotland N.V. Sucursal Argentina (“RBS”), and which holds 40% of CIESA’s common stock; and (iii) PEPCA S.A. (“PEPCA”), which holds the remaining 10% of CIESA’s common stock.

As a result of a series of transactions occurring in July 2016 the Offerors acquired an indirect co-controlling interest of 50% of the outstanding capital stock of CIESA, resulting in an indirect change in co-control over the Company. These transactions were authorized by the Argentine National Gas Regulatory Entity (the Ente Nacional Regulador del Gas or “ENARGAS”) in Resolution No. I/3939, dated August 9, 2016. Among these transactions were: (a) the sale by Pampa Energía and Pampa Participaciones S.A. of the capital stock and voting rights in PEPCA to GIP, WST and PCT; and (b) the transfer by Pampa Inversiones S.A. of its status as beneficiary of the Trust to GIP and PCT, with a resulting holding of 55% and 45%, respectively (the “CIESA Trust Acquisition”). This transaction is also subject to approval by the Argentine antitrust authority (Comisión Nacional de Defensa de la Competencia, or “CNDC”).

In light of vacancies on the Company’s Board of Directors as a result of these transactions, and in accordance with the regulations under section 258 of Law N° 19,550, on July 27, 2016, the Company’s Supervisory Committee appointed replacement Directors as contemplated in section 23 of the Company’s bylaws. These Directors were elected at the Company’s Ordinary General Shareholders’ Meeting held on August 29, 2016, and their terms will last until the Ordinary General Shareholders’ Meeting that will convene to consider the financial statements for the year ending December 31, 2016.

On December 7, 2016, the Sellers informed the ENARGAS of their intention to exercise an option contemplated in the CIESA Trust Acquisition (the “Swap Option”), to exchange certain assets for the rights as beneficiary of the Trust. The Swap Option will not modify the Offerors’ collective percentage ownership of CIESA or TGS’s capital stock structure. On January 2, 2017, the ENARGAS notified TGS that it has no objections to the transactions contemplated by the Swap Option.

The Offerors and Pampa Energía have agreed to negotiate an amendment to the CIESA shareholders’ agreement currently in force. Such amendment must be filed with the ENARGAS in order to become effective.

Material Transactions with Affiliates

The Company has engaged in a number of related party transactions, a summary of which can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, under “Item 7. Major Shareholders and Related Party Transactions,” and in the Consolidated Financial Statements as of September 30, 2016, furnished under Form 6-K on December 7, 2016, under “Note 20. Balances and Transactions with Related Companies.”

Item 4.  The Solicitation or Recommendation.

(a)  Recommendation.

In its meeting held on December 22, 2016, the Board of Directors of the Company resolved to express no opinion, and make no recommendation, as to whether holders should tender their TGS Securities pursuant to the U.S. Offer. The Board of Directors encouraged each holder of TGS Securities to make its own decision regarding whether to tender its TGS Securities in the U.S. Offer based on all of the information available following consultations with its own advisors on legal, commercial, financial, tax and other matters. The Board of Directors is not required under U.S. or Argentine law to make a recommendation in respect of the U.S. Offer. Directors Luis Alberto Fallo and Gregorio Werthein abstained from voting because of their relationship with the Offerors. Director Luis Alberto Fallo was appointed by GIP to serve on the Board of Directors of the Company, as were alternate directors Hugo Néstor Galluzzo and Jorge Romualdo Sampietro. Director Gregorio Werthein was designated by WST to serve on the Company’s Board of Directors.

Under Argentine law, in a tender offer the Board of Directors of the affected company must assess the offer being made and provide a recommendation for shareholders as to the reasonableness of the offer being made. In accordance with such requirement, in its meeting held on August 22, 2016, the Board of Directors reviewed the Argentine Offer. At this meeting, and considering the information available at the time, the Board of Directors resolved to recommend that the Company’s shareholders consider the Original Offer Price (as defined below) to be reasonable and equitable as long as the Argentine Offer is in effect, because the Original Offer Price adequately abided by the parameters set forth in the Argentine Capital Markets Law and other applicable rules. At the time the Board of Directors reached this conclusion, the proposed price per Class B Share was Ps. 18.20 (the “Original Offer Price”). On September 7 and October 2, 2016, the CNV stated that such price should be increased to Ps. 18.39 per Class B Share. On October 21, 2016, the Offerors filed a notice with the CNV expressing their consent and willingness to increase the price to Ps. 18.39 per Class B Share. Directors Luis Alberto Fallo and Gregorio Werthein abstained from voting in the meeting held on August 22, 2016 for the same reasons stated above with respect to the December 22, 2016 vote. In the meeting held on December 22, 2016, the Board of Directors resolved that its position with respect to the Argentine Offer stated in August 22, 2016 meeting also applied to the U.S. Offer.

The Board of Directors’ August 22, 2016 recommendation was subject to the following limitations, among others:

•

The Board of Directors’ recommendation was not binding on shareholders;

•

The Board of Directors’ opinion was to be understood as an additional element for shareholders to consider when evaluating the Argentine Offer;

•

The acceptance or rejection of the Argentine Offer should result from an individual analysis made by each shareholder, considering its particular circumstances, and based on specific advice that the shareholder deems necessary to request in order to carry out this individual analysis; and

•

The Argentine Offer was subject to approval by the CNV.

Holders of TGS Securities should not construe the Board of Directors’ decision reached on August 22, 2016 as to the Original Offer Price as a recommendation to holders of Class B Shares or ADSs to tender their TGS Securities pursuant to the U.S. Offer.

When reaching the decision on August 22, 2016, and in compliance with local regulations, the Board of Directors considered the report dated August 17, 2016 prepared by Bach Capital S.A. (“Bach Capital”), a financial advisory firm hired to provide an independent analysis as to the financial fairness of the Original Offer Price.  After its report dated August 17, 2016, Bach Capital did not prepare an updated analysis taking into account current conditions. The Board of Directors also considered Bach Capital’s opinion of the work carried out by the Offerors’ consulting firms, Quantum Finanzas S.A. (“Quantum Finanzas”) and Finanzas & Gestión S.A. (“Finanzas & Gestión”). Bach Capital had no comments on the reports drafted by said consulting firms given that the opinions provided by them were consistent with Bach’s. The translations of the reports drafted by Bach Capital, Quantum Finanzas and Finanzas & Gestión are attached hereto as exhibits (c)(1), (c)(2) and (c)(3), respectively, and incorporated by reference herein.

(b)  Intent to Tender. After a reasonable inquiry, and to the best of its knowledge, the Company understands that no executive officer, director, affiliate or subsidiary of the Company intends to tender, sell or hold Class B Shares that are held of record or beneficially owned by such person.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

Solicitations or Recommendations.  Except as described herein, neither the Company, nor any person acting on its behalf, has directly or indirectly employed, retained or compensated any person to make solicitations or recommendations in connection with the transaction.

The Company paid Bach Capital U.S.$ 30,000 upon delivery of its report, described in Item 4 above.

Item 6.  Interest in Securities of the Subject Company.

Securities Transactions.  Except as described herein, neither the Company or any of the Company’s executive officers, directors, affiliates or subsidiaries have effected any transactions in Class B Shares or ADSs within the last 60 days.

In a transaction entered into on November 14, 2016 and settled on November 17, 2016, the Chairman of TGS, Gustavo Mariani, acquired 53,724 ADSs at a price of U.S.$ 6.62 per ADS, in a total amount of U.S.$ 358,229.27.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.  The Company is not undertaking or engaged in any negotiations in response to the tender offer that relate to any of the following: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

No transaction, board resolution, agreement in principle or signed contract has been entered into in response to the tender offer that relates to one or more of the matters referred to in the preceding paragraph.

Item 8.  Additional Information.

Additional Information.  None.

Item 9.  Exhibits.

(a)(1) Report of the Board of Directors of Transportadora de Gas del Sur S.A., dated August 22, 2016 (English translation).

(c)(1) Valuation report prepared by Bach Capital S.A. (English translation).

(c)(2) Valuation report prepared by Quantum Finanzas S.A. (English translation).

(c)(3) Valuation report prepared by Finanzas & Gestión S.A. (English translation).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

January 13, 2017

EXHIBIT (a)(1)

Report of the Board of Directors of Transportadora de Gas del Sur S.A., dated August 22, 2016 (English translation).

MINUTES No. 488: In the City of Buenos Aires, on this 22nd day of August 2016, at 12:10 p.m., Directors Gustavo Mariani, Luis Alberto Fallo, Gregorio Werthein, Diego Martín Salaverri – replacing Regular Director Mariano Batistella -, Sonia Fabiana Salvatierra, Carlos Alberto Olivieri, Diego Alberto Güerri, Mauricio Edgardo Szmulewiez and Sergio Benito Patrón Costas hold a meeting in the office of TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”) located in Don Bosco 3672, 7th floor, City of Buenos Aires. Alternate Director Nicolás Mindlin also attends the meeting as observer.  The information on the videoconference transmission at Don Bosco office is as follows: Videoconference identification: General ID 7777; Password 0762; central IP 200.69.139.21, using software MCU VERSION 8.4.1.6/RMX MANAGER VERSION: EMA-V8.04.0629335. Regular member of the Statutory Audit Committee, Mr. Hugo Alejandro Carcavallo, also attends the meeting and signs at the bottom of these presents as proof of his attendance and regularity of the act. Regular Statutory Auditor, Mr. José María Zuliani, is remotely communicated via videoconference. Transmission information is: contact number: IP 190.189.68.9. Moreover, the General Manager, Acct. Jorge Javier Gremes Cordero, is also present. Mr. Gustavo Mariani, the President of the Company, chairs the meeting. Once the meeting is called to order, he submits the only item of the Agenda to consideration: Report from the Board of Directors under Section 3, Article I, Chapter II, Title III of the Regulations of the Argentine National Securities Commission (Comisión Nacional de Valores, “CNV”) (new 2013 text) on Public Tender Offers. The Chairman gives the floor to Acct. Alejandro Basso, Management Control and Corporate Governance Manager, who informs that, as the attendees know, on July 27, 2016 Grupo Inversor Petroquímica S.L., WST S.A. and PCT LLC (the "Offerors") notified TGS the decision taken by the governing bodies of the Offerors on July 19, 2016 to formulate a Mandatory Tender Offer (“Tender Offer”) for a maximum number of ordinary Class B book-entry shares, with a par value of ARS 1 each and 1 vote per share currently issued and outstanding, representing up to 24.5% of

TGS capital stock, that are admitted in the public offering (the "Announcement"). Additionally, Acct. Basso points out that the Tender Offer is intended to fulfill the provisions of section 87 et seq. of Law 26831 and Article II, Chapter II, Title III of CNV Regulations (new 2013 text) (the "Regulations") on mandatory takeover bids due to a change of control and purchase of a significant indirect shareholding before the acquisition of the indirect control of TGS. The above-mentioned Announcement informed that the purchase price of the shares ("Offered Price") shall be ARS 18.20 per share and that the Offerors would have the opinions of two (2) independent assessment companies (section 5, Article I, Chapter II, Title III of the Regulations) that were filed with the CNV together with the request of the Tender Offer on August 16, 2016 and disclosed to the investors through the Market. In consequence, pursuant to the provisions of (A) section 3, Article I, Chapter II, Title III of the Regulations, the Company´s Board of Directors must: (i) issue a fairness opinion on the price offered in the Tender Offer and a technical recommendation on the acceptance or rejection thereof. Furthermore, it must inform the opinion of two (2) independent specialized assessment companies and the main issues thereof; (ii) inform any decision taken or to be taken or under consideration and reasonably likely to be taken, that, at the discretion of the Directors, could be relevant for the acceptance or rejection of the offer; and (iii) inform the acceptance or rejection of the offer as proposed by the Directors and the front-line Managers that are shareholders of the issuing company; and (B) section 39, Article I, Chapter II, Title III of the Regulations, the Board of Directors shall write a detailed report on the Tender Offer, containing the opinions for and against it, and expressly stating whether there is any agreement between the affected company and the Offerors or between the Offerors and the members of the governing body of the latter, as well as any other requirements mentioned in point (A) above (A and B jointly referred to as the "Report"). The report must be issued within fifteen (15) calendar days as from the reception of the Tender Offer Announcement. Next, Acct. Basso comments that, in agreement with the extension granted by the CNV on August 12, 2016 for the issuance of the Report of the Company´s Board of Directors, said Report must be submitted today. Acct. Basso goes on to inform that, in order for the Company´s Board of Directors to issue a statement, a fairness opinion, from a financial perspective, on the price per TGS share offered by the Offerors was requested from the firm BACH Capital S.A. Acct. Basso adds that the above-mentioned firm has issued an opinion report dated August 17, 2016 that was sent to the Directors in due time. Acct. Basso goes on to present the relevant issues of the opinion report. Specifically, Mr. Basso refers to: (i) the valuation and weighing methodologies used by BACH Capital S.A. for determining the fairness and equitability of the price; (ii) the favorable opinion on the reports from assessment companies “Quantum Finanzas S.A.” and “Finanzas y Gestión S.A.” required by the Offerors, that were sent to the Directors on  August 17, 2016; and (iii) the favorable conclusion of BACH Capital S.A. regarding the fairness and equitability of the Offered Price. Mr. Mariani takes the floor again and expresses that the Board of Directors must evaluate the material received and meet the requirements set forth in CNV Regulations. Regarding this issue, Directors Luis Alberto Fallo and Gregorio Werthein take the floor and express that, due to their relation with the Offerors, they cannot state an opinion with respect to the issue under consideration and, therefore, they abstain from the discussion and voting. After proper consideration of the issues presented in this meeting, by unanimous qualifying votes and with the above-mentioned abstentions, the Board of Directors decides to: (i) consider that the price offered by the Offeror under the Tender Offer is fair; and (ii) approve the report of the Board of Directors on the Tender Offer, which is transcribed below.

TRANSPORTADORA DE GAS DEL SUR S.A.

Report of the Board of Directors

1)

Background

The Board of Directors of Transportadora de Gas del Sur S.A. (hereinafter referred to as "TGS" or the "Company") issued this report required by the Regulations of the Argentine National Securities Commission (Comisión Nacional de Valores, “CNV”), approved by CNV General Resolution No. 622/2013 (the "Regulations") in Title III, Chapter II, Article I, Section 3,

subsection 1) and Article V, Section 39 of the same Chapter (the "Report"); concerning the notification received by WST S.A. ("WST"), PCT LLC (“PCT”) and Grupo Inversor Petroquímica S.L. (“GIP”) (WST, PCT and GIP jointly referred to as the “Offerors”) on last July 27, 2016, with respect to the formulation of a Mandatory Tender Offer ("Tender Offer") of ordinary Class B book-entry shares, with a par value of one Argentine Peso (ARS 1) each and one vote per share currently issued and outstanding, representing up to 24.5% of TGS capital stock.

It is worth noting that the Tender Offer is intended to comply with the provisions of section 87 et seq. of Law Nº 26831 of Mercados de Capitales (Capital Markets Act) and of Article II, Chapter II, Title III of the Regulations on mandatory takeover bids due to a change of control and purchase of a "significant indirect shareholding".

2)

Characteristics of the Tender Offer

For the issuance of this Report, the Company´s Board Members considered the content of the Tender Offer announcement published by the Offerors in the Official Gazette of Buenos Aires Stock Exchange dated July 27, 2016 and in newspaper Cronista Comercial on July 28 and 29 and August 1, 2016 (the "Announcement").  The Announcement included the following information:

2.1) Offerors´ Background.

GIP is a limited company organized under the laws of Spain, and it is registered with the Public Registry and Judicial Archive – Commerce and Mandates (Dirección de Registros Públicos y Archivo Judicial – Comercio y Mandatos) of the province of Mendoza, under section 123 of the Argentine Companies Law Nº 19550, as amended (Ley General de Sociedades, "LGS"), dated September 25, 2008, under the File No. 7075 of the Companies Public Registry (Registros Públicos de Sociedades). It is domiciled at Ebro 3, Madrid, Spain.  It is domiciled in Argentina, for the purpose of section 123 of LGS, at Avda. España 177, Barrio Bombal (5500), Mendoza City, Province of Mendoza, Argentine Republic.

WST is a firm (sociedad anónima) organized under the laws of the Argentine Republic and registered with the Corporate Records Office (Inspección General de Justicia, "IGJ"), dated September 8, 2010 under the Number 16511 of Volume 50 of Corporations. It is domiciled at Av. Cordoba 1561, 2nd Floor, City of Buenos Aires, Argentine Republic.

PCT is a limited liability company organized under the laws of the state of Delaware, United States, whose registration with the Corporate Records Office under section 123 of the LGS is still pending. It is domiciled at 850 New Burton Road, Suite 201, Dover, Delaware, 19904, United States. It is domiciled in Argentina, for the purpose of section 123 of the LGS at Av. Leandro N. Alem 882 (1001), City of Buenos Aires, Argentine Republic.

On July 18, 2016 the Offerors accepted an offer (the "Offer") sent by Pampa Energía S.A., Pampa Participaciones S.A. and Pampa Inversiones S.A. as sellers, for the indirect purchase of stock and rights on 50% of the ordinary shares of Compañía de Inversiones de Energía S.A. (“CIESA”), for USD 241 million, which results in a price of ARS 18.02 per share considering the exchange rate on the date of the acceptance of the Offer. Once the Offer was accepted, the Offerors indirectly purchased stock and rights on 50% of CIESA capital stock, which indirectly represents the indirect holding of 25.5% of the proportional capital stock of TGS. Therefore, pursuant to the provisions of section 10, Article II "Mandatory Tender offer" of the Regulations, the Tender Offer is performed for a maximum number of ordinary Class B shares that would represent up to 24.5% of TGS capital stock, which - subject to the level of acceptance of the Tender Offer by TGS shareholders accepting the terms and condition thereof - would result in a direct and indirect purchase by the Offerors of a total number of ordinary shares representing a proportional amount equivalent to 50% of the stock and votes of TGS.

The governing bodies of the Offerors have declared that the respective companies shall have enough economic resources to guarantee the execution of the Tender Offer and have decided to promote and formulate it under the terms of section 87 et seq. of the Capital Markets Act and Article II, Chapter II, Title III of the Regulations on mandatory takeover bids due to a change of control and indirect purchase and "significant shareholding".

2.2) Price of the Tender Offer

The unit price to be paid for each Class B share of TGS which is filed by its holder for the purchase by the Offeror during the Offer Reception Term is ARS  18.20 (the "Offered Price"). Such price shall be paid in Argentine Pesos in Argentina within 5 (five) business days upon the termination of the Offer Reception Term. Upon the filing of an offer, each seller of shares in the Tender Offer shall identify its situation before the income tax on share purchase under the Argentine Income Tax Act, as amended by Law Nº 26893 enacted on September 20, 2013 (as amended) so that the applicable withholdings can be applied.

Offerors shall be provided with the opinion of two (2) independent assessment companies regarding the Offered Price, according to what is mentioned in Section 5, Article I, Chapter II, Title III of the CNV Regulations.  Such opinions were filed with the CNV on last August 16, 2016.

Payment duties in connection with the Offered Price shall be eventually secured in accordance with the provisions of CNV Regulations.

2.3) Term and conditions for acceptance of the Tender Offer

In accordance with the applicable regulations, the Tender Offer shall be in full force and effect during the general term of 20 business trading days (the “General Term”) and an additional term (the “Additional Term”) of 5 (five) business trading days. The commencement date of the General Term shall be the date informed through the publication of a new notice once the authorization has been granted by the CNV in order to initiate the Offer Reception Term and the remaining conditions mentioned hereinabove in connection with this Tender Offer have been met. Upon the expiry of the General Term, the Additional Term shall be granted and shall start on the expiry date of the General Term so that shareholders who have not accepted the Tender Offer within the General Term can do so within the Additional Term (the expiry date of the Additional Term shall be the “Expiry Date”).

Offerors may extend the General Term and/or Additional Term in accordance with the regulations in force (in which case the “Expiry Date” shall be the new date when the Additional Term shall expire after the extension of the General Term and/or Additional Term). The “Offer Reception Term” is the term that starts on the effective date of the General Term and finishes on the Expiry Date. Upon the end of the Additional Term (considering any extension thereof in accordance with the preceding sentence, as the case may be), the Tender Offer shall expire and no acceptance letters shall be received in connection with the Tender Offer.

The Tender Offer shall be accepted by the shareholders voluntarily and shall include all Class B shares issued by TGS as of the Expiry Date. The Tender Offer shall be made over ordinary Class B shares of TGS for up to a maximum representing 24.5% of the aggregate capital stock of TGS. In case of the reception of new offers for higher amounts, the Offerors shall not be obliged to purchase the excess shares and they may prorate the amount of the offers accepted until it reaches the total amount of shares purchased under the Tender Offer representing up to 24.5% of the capital stock of TGS. The shareholders who decide to accept the Tender Offer shall comply with the formalities described in the Prospectus in order to prove the acceptance and to carry out the filings mentioned therein.

2.4) Conditions of the Tender Offer

The Tender Offer shall be irrevocable and may not be modified or withdrawn, and the effects thereof cannot be terminated, unless in the cases and in the manner established in the Tender Offer announcement, in the Tender Offer Prospectus and in the applicable regulations. However, the execution thereof is subject, among the other conditions mentioned in the Prospectus, to the fact that, prior the commencement of the Offer Reception Term, the authorization of the Tender Offer shall have been obtained from the CNV and shall be in force, in accordance with the applicable regulations,

The sale of the shares and rights that gave rise to the Tender Offer has been informed to the National Gas Regulating Authority (Ente Nacional Regulador del Gas “ENARGAS”).  The Administrator of ENARGAS approved the Transaction (Note ENRG/SD 7370 issued on August 10, 2016) through ENARGAS Resolution 39/39 dated August 9, 2016.  The Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia, “CNDC”) has also been informed, in accordance with the regulations in force.

2.5) Other Considerations

The final terms and conditions of the Tender Offer shall be described in the Tender Offer Prospectus and in any other document concerning the Tender Offer, once all the necessary approvals and authorizations have been obtained, which shall be duly notified to the shareholders.

2.6) Authorization to execute the Takeover Bid

The request for the authorization to execute the Tender Offer was filed with the CNV by the Offerors on August 16, 2016.  The authorization, including the Offered Price, has not been granted by the CNV yet.

3)

Opinion of independent assessment companies requested by the Offerors

On August 16, 2016 the Offerors submitted 2 (two) reports from independent assessment companies requested by the Offerors, in compliance with the provisions of Section 5, Article I, Chapter II, Title III of the Regulations.  Said reports, the methodologies and conclusions of which are summarized below, were intended to express an opinion on the range of fair prices per share and were filed with the CNV by TGS on last August 17, 2016.

3.1) Opinion of “Quantum – Finanzas S.A.”

3.1.1) Used methodology:

Used methodology	Weighing assigned	Minimum and maximum prices (ARS/share)
Discounted Cash Flows	80%	16.8-19.3
Multiples Applicable to Comparable Companies	20%	17.4-18.7
Weighed Price		17.0-19.2

“Quantum Finanzas S.A” states in its report that the proportional value method does not consider the profit generating capacity or the expected capital appreciation or the future cash generation of a company.  Therefore, it was deemed convenient not to weigh this method in the estimation of the fair price.  Moreover, the method of the average market value per share during 6 (six) months was not considered in the weighing either because it is understood that it does not fairly represent the real value of the Company since, during the above-mentioned 6 (Six)-month period, there were events in Argentina that altered the political, macroeconomic and business circumstances and, therefore, the value of the Company. Furthermore, the local secondary market of these shares is not deep enough.

3.1.2) Conclusion

“Quantum Finanzas S.A.” considers that, from the economic and financial point of view, the Offered Price is fair.

3.2) Opinion of “Finanzas & Gestión S.A.”

3.2.1) Used methodology:

Used methodology	Weighing assigned	High/Medium/Low Prices (ARS/share)
Discounted Cash Flows	65%	17.72 -18.68-19.74
Reference prices per share	30%	18.39 -18.39-18.39
Book Value Per Share	5%	2.41 -2.41-2.41
Weighed Price		17.15 -17.78-18.47

“Finanzas & Gestión S.A.” states in its report that no reference transactions have been identified to provide appropriate and relevant references to determine the Company´s stock capital value.

3.2.2) Conclusion

 Finanzas & Gestión S.A. considers that the price offered by the Offerors is fair and equitable from the economic and financial point of view.

4)

Opinion of an independent assessment company requested by the Company

Under CNV Regulations, and for the purpose of this report, TGS hired the services of a company called “Bach Capital S.A.” for an independent fairness analysis of the Offered Price from a financial perspective.

4.1) Used methodology:

Used methodology	Weighing assigned	Minimum/Base/Maximum Prices (ARS/share)
Discounted Cash Flows	80%	16.81 -18.07-19.33
Share average trading values in the six-month period immediately preceding the date of the offer	20%	18.39 -18.39-18.39
Weighed Price		17.12 -18.13-19.15

“Bach Capital S.A.” states that, in its report, for the evaluation of the fairness of the price, it does not consider the method of the proportional book value since it is a static method, which reflects the aggregate historical accrued results and dividends, but it does not properly consider the Company´s capacity to generate future economic benefits.

4.2) Comments on the reports from the assessment companies hired by Offerors.

“Bach Capital S.A.” mentions in its report that it has read the reports from the assessment companies hired by the Offerors and, since the opinions of both companies are the same as its own opinion, they make no comments.

4.3) Conclusion.

 “Bach Capital S.A.” considers the price offered by the Offerors to be fair and equitable.

5)

Opinion of the Board of Directors on the fairness of the Offered Price and technical recommendation

Based on the conclusions of "Bach Capital S.A." report and its opinion on the work performed by “Quantum Finanzas S.A” and “Finanzas y Gestión S.A”, which were both hired by the Offerors, the Company´s Board of Directors understands that the price offered in the Announcement is fair and equitable, under the applicable regulations.

In consequence, the Company´s Board of Directors recommends the Shareholders that, while the Tender Offer is in force, they should consider the Offered Price to be fair and equitable, since it regards properly the parameters included in the Capital Markets Act and the applicable regulations.

5.1) Limitations to the recommendation by the Board of Directors

Without prejudice to the aforesaid, the Shareholders must consider that:

I.

The recommendation by the Company´s Board of Directors is not binding on the Shareholders;

II.

The opinion of the Company´s Board of Directors must be understood as another element among others that the Shareholders must consider in the Tender Offer evaluation;

III.

The acceptance or rejection of the Tender Offer must respond to the individual analysis made by each Shareholder according to his/her particular circumstances and based on the specific advice deemed necessary to be hired in order to carry out said analysis.

IV.

The Tender Offer is subject to the approval of the CNV, as mentioned in item 2.6 hereof.

6)

Decisions taken or to be taken or under consideration and reasonably likely to be taken, that, at the discretion of the Directors, could be relevant for the acceptance or rejection of the offer.

We hereby inform that there are no decisions taken or to be taken or under consideration and reasonably likely to be taken, that, at the discretion of the Directors, could be relevant for the acceptance or rejection of the Tender Offer.

7)

Agreements between the Company or the members of the governing body and the Offerors.

There are no agreements between the Company and the Offerors. Also, there are no agreements between the members of the Company´s governing body and the Offerors. However, Directors Luis Fallo and Gregorio Werthein have professional relations with the Offerors and, therefore, they have abstained from discussion and voting with respect to the Offered Price and the preparation of this Report.

8)

Acceptance or rejection of the offer by the Company´s Directors and front-line Managers that are shareholders.

The Company´s Directors and front-line Managers do not hold shares issued by the Company, except for Mr. Carlos Olivieri, who states that he holds Company´s Class B shares, that the Offered Price is fair and that he will keep the Company´s shares that he holds.

Buenos Aires, August 22, 2016

The Board of Directors

There being no further business to transact, and after the reading and approval of the minutes, the meeting is adjourned at 1:00 p.m.

Signed:

Directors: Gustavo Mariani, Luis Alberto Fallo, Gregorio Werthein, Diego Martín Salaverri, Sonia Fabiana Salvatierra, Carlos Alberto Olivieri, Diego Alberto Güerri, Mauricio Edgardo Szmulewiez and Sergio Benito Patrón Costas.

Statutory Auditors: Hugo Alejandro Carcavallo.

Statutory Auditors connected via videoconference: José María Zuliani.

EXHIBIT (c)(1)

Valuation report prepared by Bach Capital S.A. (English translation).

Buenos Aires, August 17, 2016

To the Board of Directors of

Transportadora de Gas del Sur S.A.

Dear Sirs,

We are pleased to submit this report, which we prepared in accordance with Section 87 of Law number 26,831 (the “Capital Markets Act”) and Title III, Chapter II, Articles I and II of General Resolution 622/2013 of the National Securities Commission (hereinafter the “CNV Resolution”), on the fairness, from a financial point of view, of the price per share of Transportadora de Gas del Sur S.A. (“TGS”) offered by WST S.A., PCT LLC and Grupo Inversor Petroquímica S.L. (the “Offerors”), within the frame of the Mandatory Tender Offer (“Tender Offer”) announced on July 27, 2016.

1.

Background

On July 27, 2016, Offerors announced that: a) on July 18, 2016, they accepted a tender offer of shares and rights regarding 50 % of the ordinary shares of Compañía de Inversiones de Energía S.A. ("CIESA"), which indirectly would account for an equivalent to 25.5 % of TGS; b) on July 19, 2016, its administrative bodies decided to promote and submit a Tender Offer for a maximum number of ordinary Class B shares of TGS that accounted for up to 24.5 % of the latter's corporate capital; c) the price for the Tender Offer amounted to $18.20 per share.

TGS is a company engaged in the rendering of the public service of natural gas transportation, and production and marketing of liquids, through the operation of the trunk gas pipeline network system that connects the main gas fields in the southern and western regions of Argentina with distributors and industrial clients in those areas and in Greater Buenos Aires, and the General Cerri Gas Processing Complex.

Bach Capital S.A. (“Bach Capital”) is a firm (sociedad anónima) organized in Argentina that offers consulting and advisory services, both to individuals and legal entities, in finance, investments, and merger & acquisition transactions. Its business activities include the valuation of companies or business units in merger & acquisition processes, or as part of internal processes for the assessment of a business strategy.

Bach Capital is a financial advisory firm working independently from TGS, in accordance with the provisions of CNV Resolution. This report has been drafted in order to comply with the requirements of CNV Resolution.

2.

Scope and considerations

There follows a detailed description of the main data sources used and activities developed:

Gathering and analysis of information

•

Analysis of the industry and the environment in which TGS operates.

•

Analysis of the evolution of TGS market value, that of comparable corporations and those in the stock market, before the launch of the Tender Offer.

•

Analysis of TGS Annual Financial Statements and the 20-F forms filed with the U.S. Securities and Exchange Commission, pertinent to the last two fiscal years, the quarterly financial statements published for fiscal year 2016, and other filings with such control entities.

•

Carrying out of personal interviews with qualified staff within TGS management, in order to understand their vision of the business and the Tender Offer terms and conditions.

•

Analysis of the budget and other economic information provided by TGS management.

•

Review of the reports issued by the two valuation firms hired by Offerors.

Development of the applicable valuation methodology

•

Assessing and weighting possible applicable valuation methodologies to apply in accordance with the rules set forth by the CNV.

•

Defining the valuation criteria to be applied.

•

Making of financial projections and assessment of their sensitivity to several factors.

•

Application of certain valuation methodologies using the information provided by TGS’ management and other public information available.

Assessment of the fairness of the price offered per TGS share from a financial point of view

•

Estimating the reasonable and fair range of value for TGS shares.

•

Issuance of a fairness opinion report on the price offered in the Tender Offer from a financial point of view, including a detailed description of the methodology applied and results achieved.

•

Comment regarding the opinion of the two valuation firms hired by Offerors.

3.

Valuation methodologies

The CNV Resolution determines that for estimating the fair value of shares, the following valuation criteria or methods should be considered and analyzed:

•

Book value of shares.

•

Valuation in accordance with the discounted cash flow criteria and/or indicators applicable to companies engaged in comparable businesses.

•

Average trading values in the six-month period immediately preceding the date of the offer.

4.

Summary of the valuation and fairness opinion

Taking into account the characteristics and the nature of the business in which TGS is engaged, and the most reasonable application of the valuation methodologies provided by CNV Resolution, we have defined the following weights of methodologies for the calculation of a reasonable and fair range of value per TGS share:

• Discounted cash flows	80%
• Share average trading values in the six-month period immediately preceding the date of the offer	20%

Consequently, we estimate that $18.13 is a fair value per share of TGS, within a range of a minimum value of $17.12 and a maximum value of $19.15. Therefore, we believe that the price of $18.20 per share offered in the Tender Offer is reasonable and fair from a financial point of view.

5.

Detailed description of methodologies applied and additional analyses conducted

5.1. Discounted cash flows

The discounted cash flows method is the most widely used method by experts in valuations and financial analysts for estimating the value of companies and business units, and which reflects the capacity to provide future economic benefits considering the risks of the business and the time value of money.

Within the several applicable modalities, we have used the method based on the free future cash flows for the company, which consists in discounting cash flows for the company at a discount rate that reflects the opportunity cost and risk undertaken.

To the date of our report, some tariff increases provided by the regulatory authority were suspended through a court decision, and a comprehensive tariff review in the regulated segment in which TGS operates is under way. Under these circumstances, when TGS will effectively earn the new tariffs remains uncertain, as well as the new tariffs applicable as a result of the comprehensive review. Therefore, we have conducted a sensitivity analysis taking these variables into account, and defining different possible scenarios, all of which provide a range of fair value per TGS share.

Based on the discounted cash flows methodology chosen, and our own assessment of the different assumptions, the publicly available information, and the information provided by qualified staff of TGS management, we have estimated the following range of value for TGS shares as of August 17, 2016:

• Base value	$18.07
• Minimum value	$16.81
• Maximum value	$19.33

Changes or deviations from those variables, as relates to the base scenario projections, may significantly change in the future the range of fair value estimated for TGS shares.

5.2. Share average trading values in the six-month period immediately preceding the date of the offer

As a general criterion for corporations with shares listed in quoted public markets, the market value through a price quoted at an active market may be considered as a relevant reference of fair price. This methodology requires the existence of an active market, i.e., a market in which transactions are frequent and the traded volume is enough so as to provide information that may be deemed relevant for achieving a market value.

Additionally, this methodology loses relevance if, within the period of time being analyzed, transactions or relevant announcements regarding the company or in the market in which it operates, take place and they trigger changes in terms of the expectations of the businesses of the company and regarding the evolution of the price of the share.

As a consequence of the sensitive resulting expectations of the announcements regarding tariffs and their impact on the value of shares, in our estimation of the value we have provided a low relative relevance to the average price of TGS shares in the six-month period immediately preceding the offer.

Summary of the estimation of average trading values in the six-month period immediately preceding the offer:

• Quote as of January 27, 2016	$16.00
• Quote as of July 26, 2016	$19.80
• Average daily quote in the period	$18.39

Additionally, we inform that the share average trading value in the six-month period immediately preceding July 19, 2016 (date on which Offerors reported having resolved the formulation and promotion of the Tender Offer) amounted to $18.15.

 5.3. Indicators applicable to companies engaged in comparable businesses

Indicators of companies engaged in comparable businesses may be an applicable tool for the determination of the value of a company or asset based on the market value of similar or comparable public companies ("comparable public companies") or based on the value for which recent transactions have been closed, offers made or agreements closed regarding similar or comparable companies or business units ("comparable transactions").

In the comparable public companies method, the market value of a company is estimated comparing them with the market value of public companies that operate in the same industry as the company being assessed. This method consists in choosing comparable companies, analyzing the profile of their business and their economic and financial standing to determine their relative similarity and, if required, make the pertinent adjustments. Then, multiples or ratios for the chosen companies are estimated, which are then applied to financial measures that belong to the company being assessed.

In the comparable transactions method, the market value of a company or business unit is estimated based on the prices for which purchase-sale transactions of other companies or assets were made, or in accordance with the values allocated in company merger processes with features similar to the company being assessed.

We understand that Transportadora de Gas del Norte S.A. ("TGN"), Metrogas S.A. ("MTR"), Gas Natural BAN S.A. ("GBAN"), Camuzzi Gas Pampeana S.A. ("CGPA") and Distribuidora de Gas Cuyana S.A. ("DGCU") are companies comparable to TGS. Even when only TGN is engaged in the gas transportation business -in spite of not having the liquids business, and the rest of the companies are distributors- all of them hold a license for the public service of natural gas transportation or distribution through networks, and share a similar regulatory framework; therefore, any change favorable or not in the applicable tariffs may have a similar impact on the valuation of those companies.

However, GBAN and CGPA evidence an irrelevant traded volume, while TGN, DGCU, and MTR record negative Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") or special temporary economic assistance by the national government.

Consequently, we believe that the valuation method using indicators of comparable public companies should not be considered for this valuation.

In terms of comparable transactions, we have identified the following:

i) In 2013, the sales of indirect holdings in MTR and CGPA, and ii) in 2014, the sale of indirect holdings in DGCU and TGN.

Since the transactions were carried out in 2013 and 2014, when macro expectations with regard to Argentina's economy and the situation of the regulatory framework and tariffs were substantially different from those applicable to date, we have discarded the application of the comparable transactions valuation method for these cases.

We have not either considered as a comparable transaction TGS's own indirect acquisition carried out by Offerors, since CNV Resolution does not provide it.

5.4. Book value of shares

The book value of the shares of a company results from dividing its Equity book value by the total number of outstanding shares.

In order to estimate the book value of the shares of TGS, we have used the condensed financial statements for the six-month period ended on June 30, 2016.

Summary of the estimation of the book value of the shares:

• Net Equity as of June 30, 2016 (thousands)	$1,913,128
• Outstanding ordinary shares	794,495,283
• Book value per share	$2.41

TGS's financial statements have been prepared in accordance with the International Financial Reporting Standards, which mainly use the historical cost model as a base. Specifically, the book value of property, plant and equipment includes the restatement for inflation allowed in accordance with the professional accounting standards and the CNV, only for the inflation recorded as of February 28, 2003. Therefore, said book value does not reflect the inflation accumulated from that date onwards.

Likewise, and in general terms, the book value of shares is a static method that reflects the accumulation of historical accrued results and dividends, or other forms of payment made to shareholders, but which does not duly consider the company's capacity to generate economic benefits in the future.

As a result of the factors mentioned above, we believe that the book value of the shares should not be taken into account or weighted for the valuation.

6.

Comments on the reports by other valuation firms

We have read the reports issued by the two other valuation firms engaged by the Offerors, Finanzas & Gestión S.A. and Quantum Finanzas S.A., both dated August 16, 2016. Since the opinions by those firms are consistent with ours, included in this report, we have no comments whatsoever to make about them.

7.

Information used as the basis and interpretation of the results of our work

7.1. Information used as the basis for our work

Our work was based on publicly available information and information provided by qualified managerial staff of TGS, both orally and in writing, including both, TGS historical information, and assumptions and hypothesis regarding TGS's economic and financial evolution as projected by its management.

Such information has not been audited in full, since part of it belongs to unaudited financial statements and budgets, and other economic information developed by TGS management.

We have not conducted an audit on the historical or projected financial information included in our report, and we have not investigated or verified the company's titles of ownership, or if the tax criteria applied by TGS are correct. Likewise, we have relied on TGS's management opinion regarding the resolution of the contingencies presented in its financial statements.

For our valuation we have gathered historical financial information from audited and unaudited financial statements, all of which are a responsibility of TGS management. Financial statements include the explanatory notes required by generally accepted accounting principles. We have not separately verified the accuracy or the integrity of the data extracted, and we provide no opinion or certainty whatsoever regarding such data or the financial statements we have used for preparing this report.

In those cases in which the information used was derived from other types of sources, and information on which we based all or part of our analysis, we assumed that such information was reliable information.

We have received a letter of representation executed by TGS management including their confirmation that, to this date, the budget and other economic information we have been provided for complying with our work, express the best estimation of the results and cash flows expected by TGS.

7.2. Interpretation of the results of our work

Our analysis assumes that TGS and its assets will continue operating under a regular scenario of business continuity.

For estimating the fairness of the price offered per share of TGS, we have considered no discount or premium for liquidity or control.

We assumed that TGS managers and directors have competent administrative qualities, and that TGS has fully complied with any and all current laws and regulations.

Our estimation of the fairness of the price offered per share of TGS does not necessarily account for the value at which a share can be bought or sold, since that value would arise from the supply and potential free negotiation between the parties.

Our fairness opinion on the price offered per share of TGS is current to the date of this report. Changes in market conditions may result in variations substantially different to the ones indicated to the date of our work. We assume no responsibility whatsoever for any and all changes in market conditions that may take place after the date of our work, and we have no obligation to update our report, or our recommendations, analysis, conclusions, or other documents related to our services. We are also not liable for submitting additional works or services after said date.

We assume no responsibility whatsoever for Offerors' impossibility to make real the acquisition of shares at the price proposed in the Tender Offer, nor for other considerations, assessments or decisions made by minority shareholders or regulatory authorities based on such value.

Our work results in an independent valuation, and assumes no recommendation whatsoever from TGS' shareholders regarding any decision they may take regarding the Tender Offer or the convenience of being part of it.

8.

Restrictions to the use and distribution of our report

Our report on the fairness of the price offered per share of TGS has been exclusively prepared with the purpose to comply with the provisions of Capital Market Act and CNV Resolution, for its use by the Board of Directors of TGS, and to be disclosed and reported according to such regulations, within the frame of the Tender Offer that Offerors announced to carry forward. Therefore, it should not be used with any other purpose, in no other context, nor put at the disposal of third parties without our previous consent.

Bach Capital assumes no responsibility whatsoever for the decisions made and adopted by the Board of Directors based on this report, nor by any other user of this report who has been granted access thereto. The Board of Directors, or any other user of this report who has been granted access thereto, shall be responsible for its proper assessment, and for the making of additional analysis or verifications, if required, before the making of any decision related therewith.

                        Matías Bauer                                                                         Daniel G. Minenna

                           President

EXHIBIT (c)(2)

TRANSLATION OF THE ORIGINAL REPORT PREPARED BY QUANTUM FINANZAS S.A. IN SPANISH, DATED 08/16/16

Buenos Aires, August 16th, 2016

To

Grupo Inversor Petroquímica S.L.

WST S.A.

PCT L.L.C.

Autonomous City of Buenos Aires

Argentina

Ref.: Fairness Opinion

Dear Sirs,

We are writing to you as independent Financial Advisors hired by Grupo Inversor Petroquímica S.L. (members of GIP Group, led by the Sielecki family), WST S.A. and PCT L.L.C. (members of the Grupo Werthein) (jointly referred to as “the Offerors”) to issue a professional opinion (“Fairness Opinion”) regarding the economic and financial reasonableness of the value offered by the Offerors to the minority shareholders of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”) with respect to a Public Tender Offer of Shares (“Tender Offer”) that was notified by the Buyers to TGS and the Argentine National Securities Commission (Comisión Nacional de Valores, “CNV”) on July 27th, 2016 and that is pending approval by the CNV. Once approved by the CNV, the above-mentioned Tender Offer shall be executed by the Offerors to acquire the shares representing 24.5% of the capital stock and the votes of the Company.

In order to perform the work requested, Quantum Finanzas S.A. (“Quantum”) prepared the Valuation Report (the “Report”) enclosed herein as Appendix 1to this Fairness Opinion.

1.

Background

On July 19th, 2016, Pampa Energía S.A. (“Pampa”) informed the CNV that on July 18th, 2016 it signed a contract with Grupo Inversor Petroquímica S.L., WST S.A. and PCT L.L.C. for the sale of stock and rights (the “Transaction”), held by Pampa indirectly, of TGS.

The base price of the Transaction, as informed in the note communicated on July 19th, 2016, was agreed upon in USD 241 million, subject to adjustments. The purchase included the stock and the rights representing 50% of the capital stock and the votes of Compañía de Inversiones de Energía S.A. (“CIESA”). CIESA has stock and rights representing 51% of the capital stock and the votes of TGS. Therefore, the Transaction included the indirect purchase of interest representing 25.5% of TGS capital.

TGS is a corporation constituted by 794,495,283 shares. Consequently, the Transaction represented an implied price per TGS share of USD 1.1895 that, applying the ARS/USD exchange rate current at the moment of the Transaction, resulted in a price of ARS 18.02 per share.

On July 27th, 2016, the Offerors informed the CNV that they wanted to initiate a Tender Offer of the ordinary shares representing 24.5% of the Company´s capital and votes at ARS 18.2 per share, under certain conditions, as detailed in the publications made by the Offerors in the media. The price offered is above the price of the Transaction.

From the communications sent, as well as from the contact held with the Offerors, we cannot infer the intention to withdraw from the public offering the TGS shares that are not purchased through the Tender Offer.

2.

Scope of the Work

Quantum issues this Fairness Opinion based on its professional experience, applying the best practices in the matter and following the criteria and methodologies established in CNV General Resolution 622/13, Chapter II, Title III, Article I, Section 5, as follows:

1)

Discounted cash flow;

2)

Multiples applicable to comparable companies;

3)

Average market value of the share during 6 months; and

4)

Net value per share.

After obtaining the value as of July 26th, 2016 through each suggested method, we carried out a weighing to reach the value of the TGS share. CNV regulations provide that the above-mentioned valuation criteria shall be considered jointly or separately, without defining a specific weighing. The weighing we used in this case is based on the criteria applicable according to our professional experience in valuations, on the methods habitually used by financial advisors and/or banks to make valuations and investment recommendations, as well as on the low representativeness and the difficulties we believe some of the suggested valuation methods have.

Discounted Cash Flow Valuation

From all the methodologies employed, we understand that Discounted Cash Flows (“DCF”) is the most appropriate method to estimate a possible value of the shares. This methodology, globally used to estimate the price of an asset or the value of an on-going business, allows to include the value analysis all elements related to the business and the operation, as well as the risks and potential improvements that may affect the company.

•

Due to this, the highest weighing is assigned to this methodology: 80%.

In order to make a valuation through DCF, economic and financial projections of the Company were made considering certain hypothesis and assumptions, detailed in Appendix 1. For that purpose, we considered available public information and certain third-party analysis and projections (the “Information”), some of which are as follows:

•

TGS Audited Annual Report and Financial Statement for years 2013, 2014, 2015 and 2016.

•

TGS Audited Quarterly Financial Statements for years 2015 and 2016 (including the one as of June 30th 2016).

•

Form 20-F (“20-F”) submitted by TGS to the Securities and Exchange Commission, for fiscal year 2015.

•

Information on public listing companies of the same industry provided by Bloomberg.

•

Analyses made by investment banks and/or financial brokers regarding TGS, similar local and foreign companies and the future business outlook for the industry.

•

Macroeconomic forecasts from Latin Focus Consensus Forecast.

•

Other information on regulatory and market issues from public sources.

Valuation using multiples applicable to comparable companies

Another methodology commonly used by valuators, financial analysts as well as investors’ is the use of multiples of comparable publicly traded companies. This method is highly used in more developed markets (US and Europe), where, due to the significant number of publicly traded companies, there usually are numerous direct comparables available (companies that have similar revenues, market capitalization, structure and cost of capital, margins, applicable regulations, etc.).

In the case of Argentina, the number of publicly held companies is lower and there is no direct comparable of the relevant Company. Therefore, we decided to look for comparable companies within the region, adjusting de obtained multiples from said markets –as explained in Appendix 1-, and then applying them to TGS.

On the other hand, under the current context of possible changes in the regulatory frame and tariffs of public utility companies in Argentina, it is to be expected that the valuation multiples of this kind of companies should have high volatility.

•

Consequently, although it was deemed convenient to incorporate and weigh this method in the final valuation, it is assigned a lower weighing than that of DCF: 20%.

Average market value of the share during 6 months

We understand that the method of the average market value of the share does not fairly represent the real value of the Company because, during the 6-month period under consideration, there were events in Argentina that altered the political, macroeconomic and business circumstances and, therefore, the value of the Company. Furthermore, the local secondary market of these shares is not deep enough (an average of USD 60 thousands/day).

•

Due to the above, we did not deem convenient to weigh this method in the valuation estimate.

Book Value per Share

The method of the net value of the shares per its Book Value does not consider the profit generating capacity or the expected capital appreciation or the future cash generation of a company, or the future risks and challenges. In addition, and although it depends on the applicable accounting regulations in each country, there are situations in which certain accounts of the financial statements do not correctly reflect the market value of the assets and/or liabilities. Specifically, in the case of Argentina, financial statements are prepared based on the historical values or purchase value. In companies that have a significant part of their assets represented by property, plant and equipment or fixed assets whose value has not been updated, this method has strong limitations.

•

Due to the above, it was deemed convenient not to weigh this method in the value estimation.

3.

Valuation Results

Below is a summary chart including the range of values obtained applying the 2 valuation methods to which we assigned a non-null weighing and the resulting weighing values:

Valuation Summary (as of July 26th, 2016)
Valuation Method	Weighing	Minimum Range Value (ARS/share)	Maximum Range Value (ARS/share)
1. Discounted Cash Flows	80.0%	16.8	19.3
2. Multiples Applicable to Comparable Companies	20.0%	17.4	18.7
Weighed price per share		17.0	19.2

4.

Fairness Opinion

Based on the above-mentioned considerations and the detailed calculations and premises indicated in Appendix 1, Quantum considers that, from the economic and financial perspective, the price per share offered by the Offerors in the Tender Offer (ARS 18.2) is reasonable.

We hereby expressly state that, for the preparation of the Report and the Fairness Opinion, we did not contact or hold meetings with the managers or the Board of Directors of the Company. Quantum did not audit or verify the Information, nor did it hold meetings with the managers of the Company in order to obtain clarifications of the Information, or perform any other due diligence activities on this specific Company. We were based on the Information as regards the operating and business aspects of the Company. In case the Information should disregard relevant information or be incorrect, this Fairness Opinion would be equally affected or modified.

5.

Additional Considerations

The Report and the Fairness Opinion were prepared by Quantum and are addressed to the Offerors under a Tender Offer that the Offerors have requested an authorization from the CNV to make on a significant portion of TGS publicly held shares.

The Fairness Opinion was carried out considering the relevant variables available as of this date and, therefore, it is valid as of the date of the work. Future changes in the economic and/or business conditions may significantly affect the conclusions and the forecasts. We assume no responsibility for the changes that may occur after the date of the Fairness Opinion and the potential consequences thereof. Quantum has no obligation or responsibility to update the Report, the Fairness Opinion and/or the results and/or conclusions due to events or circumstances taking place after the issue date.

The services provided by Quantum are limited to the issue of the Fairness Opinion, including the Report.

Quantum did not perform accounting or tax audits or validated the technical information published by TGS and/or other sources of information.

Quantum has no reason to believe that the facts and the published information referring to TGS are incorrect. With respect to possible litigations or contingencies on TGS, we were based on what is reported in the Financial Statements and the 20-F, with the special considerations of Appendix 1.

The macro- and microeconomic assumptions that were used reflect our own and third-party opinions, as indicated in the Report. They should not be used as forecasts, since they are not predictions of future conditions, but scenarios in which TGS can reasonably be expected to develop.

The projected cash flows were prepared exclusively for the purpose of this work only.

The work assumes that TGS has complied with all national, provincial and municipal applicable laws, has paid all municipal fees and duties and has fulfilled all other law enforcement regulations and actions, except as otherwise indicated herein.

Quantum, its directors or employees have no financial interest in TGS. The professional fees derived from the issue of the Fairness Opinion are not subject to the content hereof.

The work shall not be published or discussed with third parties without the prior written authorization from Quantum. Notwithstanding that, Quantum authorizes that the work be informed by the Offerors to the CNV, the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires, “BCBA”) and/or any other regulatory authorities.

In no case shall Quantum or its directors or employees assume any responsibility before third parties for losses caused to TGS, its shareholders or third parties resulting from this Fairness Opinion.

Our work is an independent opinion under the Tender Offer, meaning that the shareholders referred to herein may accept it or reject it, and they are not obliged to make a decision. The Fairness Opinion is not a recommendation to the shareholders regarding any decision they may take with respect to the Tender Offer and whether they should or should not participate therein. Any market investor that may evaluate the acceptance or rejection of the Tender Offer should make his/her own independent evaluation and analysis.

Please feel free to contact us for clarification or enlargement hereof.

Kind regards,

Director

       Executive Director

TGS

Appendix 1 – Valuation Report

August 18th, 2016

Valuation Summary

▪

Quantum Finanzas (QF) considers that, from the economic and financial perspective, the Tender Offer at ARS 18.20 is reasonable based on the criteria exposed below and taking into account the considerations and scope of the Fairness Opinion:

PRICE OF TGS SHARE (ARS)

Tender Offer price: ARS 18.20 per share

METHODOLOGY AND CONSIDERATIONS

1)

DISCOUNTED CASH FLOWS (DCF)

-

9-year business projection.

-

Terminal value based on: (i) Regulated business projected until the end of the license (2027 + 10 years´ extension) and repayment of assets according to the terms of the license agreement and (ii) Non-Regulated Business under the perpetuity method (Nominal Growth Rate of 2%).

-

Discount Rate (WACC) of 9.31%.

2)

MULTIPLES APPLICABLE TO COMPARABLE PUBLICLY HELD COMPANIES

-

Enterprise Value/EBITDA FY2016E Multiple of 7 comparable Latin American companies and 3 in Argentina. Weighted average considering market capitalization was utilized. Then, the multiples obtained were adjusted to reflect the graterrelative risk of operating in Argentina vs. other Latin American countries.

3)

MARKET PRICE

-

The average price of TGS share during the 6 months prior to (i) July 18th, 2016 (date the change of control was announced) is ARS 18.16 and (ii) July 26th, 2016 (the Tender Offer was announced on July 27th before the start of the trading session) is ARS 18.39.

4)

BOOK VALUE

-

Shareholders´ Equity as of June 30th, 2016 according to the Balance Sheet presented by the Company. Price per share: ARS 2.41.

Valuation Summary (Cont.)

▪

Quantum made the valuation of TGS stock capital as of July 26th, 2016 based on its professional experience, applying the best practices in the matter and following the criteria and guidelines established in Argentine Securities Commission (Comisión Nacional de Valores, “CNV”) General Resolution 622/13, Chapter II, Title III, Article I, Section 5.

▪

CNV regulations provide that valuation criteria shall be considered jointly or separately, without defining a specific weighing. The weighing we used in this case is based on the criteria applicable according to our professional experience in valuations, on the methods habitually used by financial advisors and/or banks to make valuations and investment recommendations, as well as on the low representativeness and the difficulties we understand have some of the suggested methodologies.

▪

Below is a summary chart including the range of values obtained applying the 2 valuation methods to which we assigned non-null weighing and the resulting weighted values:

Valuation Summary (as of July 26th, 2016)
Valuation Method	Weighing	Minimum Range Value (ARS/share)	Maximum Range Value (ARS/share)
1. Discounted Cash Flows	80.0%	16.8	19.3
2. Multiples Applicable to Comparable Companies	20.0%	17.4	18.7
Weighed price per share		17.0	19.2

1. Discounted Cash Flow Valuation (DCF). Introduction

▪

The purpose of the DCF valuation is to estimate the current value or the price of an operating asset, introducing all inherent factors that affect the calculation, such as the cash flows generated over time, the liabilities and the costs incurred in for sustaining them and a terminal value, among others. To that end, it is based on the principle of “time value of money”, which states that money today is worth more than the same amount in the future, since it can be invested and earn interests giving as a result a higher amount in the future.

▪

In order to obtain the DCF valuation, we estimated the current or present value of the cash flows that TGS would generate before making payments related to the capital structure. To the obtained Enterprise Value, the net financial debt was then deducted to obtain the Equity Value and, therefore, the per share value.

▪

DCF valuation was made as of July 26th, 2016. Therefore, estimated for each year are discounted as of that date, using a market rate that take into account the corporate risk, the financial risk, the value of time, the perception of the risk in Argentina in the market and other risks derived from the special characteristics of the business in which the Company operates.

▪

We made consolidated projections of TGS’s operations, projecting revenues, costs, margins and investments for each line of business (regulated business, unregulated liquid business and other non-regulated services). Economic and financial forecasts have been prepared in current Pesos for the period between January 1st, 2016 and December 31st, 2024. Then a terminal value is estimated to obtain the fraction of the value expected to be generated after that period, assuming: (i) the operation of the regulated business until the end of the license and the repayment of assets as established in current regulations (year 2037) and (ii) for the unregulated business we used the perpetuity method considering a nominal growth rate in US dollars of 2%, consistent with long-term US dollars inflation levels.

•

Estimates of income and expenses in Pesos are then converted into dollars at the ARS-USD average exchange rate estimated for each year. In the case of the elements of the balance sheet accounts, the conversion is made using the exchange rate as of the end of the period. Once the dollar values are obtained, a discount rate in nominal dollars is used to calculate the current or present value of the Company´s cash flows. Finally, the dollar value obtained is reconverted into Pesos using the ARS-USD exchange rate as of the valuation date.

▪

From all the methodologies used, we understand that the DCF is the most appropriate method to estimate a possible value of the shares. This methodology, universally used to estimate the value of assets or on-going companies, allows to incorporate in the analysis of value all the elements related to the business and the operation, as well as the risks and potential improvements that could affect the company. Due to this, it is assigned the highest weighing: 80%.

1. DCF Valuation. Main Assumptions

Macroeconomic Assumptions

▪

Projections published by Latin Focus Consensus Forecast for Latin America in July 2016 were used.

?

Average exchange rate    Foreign exchange rate end of period    Annual inflation (cop)     GDP Variation

Source: Prepared by QF based on the report of Latin Focus Consensus Forecast of July 2016

▪

The assumptions used are consistent with a macroeconomic “normalization” scenario, with a sustained GDP growth and decreasing inflation levels.

▪

The valuation also assumes a gradual “normalization” scenario in the energy sector, with an expected increase of investments associated with a process of price and rate readjustment that is expected to result in gradual mid-term increase in hydrocarbon production, as well as an overall upgrade of the sector infrastructure (generation, processing, transportation and distribution).

1. DCF Valuation. Main Assumptions (Cont.)

Income	Regulated business	Transportation

▪

It includes 200.1% increase in the tariffs in Pesos compared to the current price in late 2015, approved in April 2016. However, since the increase was suspended by the Court (a situation that is still in force at the time of this report), we suppose the impact shall be effective in 8 of the 12 months of 2016. For subsequent years, we estimate an increase in the tariffs in line with inflation forecasts, as part of the Comprehensive Rate Review (RTI, according to the acronym in Spanish) expected for the months to come.

▪

We considered a 0.5% increase per year in the transport capacity; from 84 Mm3/day to approximately 88 Mm3/day in 2024 (we assume that the relation between the final contracted volumes to total transportation capacity is sustained).

	Unregulated business	Liquids

▪

Sales volumes are expected to decrease by around 5% in 2016, in line with what was reported by TGS for the first half, and to slightly increase from 2017 onwards. It is assumed that the use of the processing capacity of Cerri Complex is gradually increase from 67% in 2016 to 73% in 2024.

▪

Liquid sales prices in USD are expected to fall approximately 10% in 2016, in line with the projections for the first half year. Then we estimate that the prices for liquids will develop in the same way as international WTI prices; therefore, we used WTI NYMEX futures curve.

		Services and others	▪ Sales are expected to increase following the forecast inflation levels and GDP variations.

1. DCF Valuation. Main Assumptions (Cont.)

	COGS	Purchases of natural gas

▪

For 2016, the annual average price of gas purchased by TGS is expected to be USD 4.3/MBTU.

▪

For subsequent years, a price of USD 5.5/MBTU is forecasted to be reached within 4 years and that will remain stable.

		Personnel costs	▪ Are expected to increase in line with projected inflation during the first 5 years and then the cost will remain stable as sales percentage.
		Equipment maintenance	▪ This is expected to be 3.9% per year of the value of the equipment, in line with the average of 2012 to 2015.
		Taxes and insurance	▪ This is expected to be 1.7% of the total sales, in line with the average of the 2012 to 2015.
Disbursements		Other exploration costs	▪ This is expected to grow in line with projected inflation.
	G & A	Personnel expenses	▪ Personnel expenses are estimated to increase in line with projected inflation for the first 5 years and then the cost will remain stable as sales percentage.
Taxes

▪

For 2016, we included the effect of the reduction in liquid export duties and then we estimated an increase in line with projected inflation. For following years, these were estimated to evolve in the same proportion as sales.

		Other expenses	▪ Forecasts include 0.7% per year of the total sales, in line with the average of 2012 to 2015.

1. DCF Valuation. Main Assumptions (Cont.)

CAPEX

▪

For 2016, investments are expected to be ARS 743.5 million, in line with what was seen during the first half year and with the amount the Company has undertaken to invest between April 2016 and March 2017 (ARS 795 million) due to the increase in the tariffs that was authorized.

▪

After that, we estimated an increase in investments up to a stable amount of USD 70 million per year as from 2018.

▪

The CAPEX/sales average is around 11% for 2016 to 2019. Then we assume that the CAPEX/sales ratio shall be around 10%.

	Income Tax	▪ A 35% rate was applied throughout the projection and using the losses available at the end of 2015.
Other assumptions	Working capital

▪

We estimated a gradual return of the advance payments received from customers to execute capital investments on the transportation system for certain customers.

▪

Other Working Capital accounts (accounts receivable, accounts payable and stock accounts) are estimated to remain stable and in line with historical performance. For 2017, a grater immobilization in Working Capital is projected in line with the estimated increase in sales due to higher income from the regulated business.

Contingencies

▪

The valuation does not consider negative effects that may eventually derive from the resolution of:

i.

The arbitration requested by Pan American Energy LLC and Pan American Sur S.A. According to what the Company informed, the request of arbitration was rejected by TGS which, according to its legal advisors, has sufficient cause for that. The financial statements do not make any provisions for this.

ii.

The legal action pending for the charge for natural gas imports. It is assumed that this issue will be resolved under the RTI expected for the following months.

▪

No positive effect was considered from the arbitration initiated by Enron before the ICSID and the rights to which were acquired by TGS. This is because this issue is also expected to be settled under the RTI.

▪

If any of these issues were not resolved as planned, there could be a significant effect on the value of TGS.

1. DCF Valuation. Projections

Sales and EBITDA (in ARS M)

Sales and EBITDA(in USD M)

Sales by Business Unit (in USD M)

Sales  EBITDA  Margin

Sales EBITDA Margin

Sales of unregulated business - Services

Source: Prepared by QF

Source: Prepared by QF

Sales of unregulated business – Liquids

Sales of regulated business

Source: Prepared by QF

Sales and EBITDA – Regulated business

Sales and EBITDA – Unregulated business

Sales and EBITDA – Unregulated business

(in USD M)

Liquids – (in USD M)

Services – (in USD M)

?

Sales  EBITDA  Margin

Sales  EBITDA  Margin

Sales  EBITDA  Margin

 Prepared by QF

                  Prepared by QF

                  Prepared by QF

1. DCF Valuation. Projections (Cont.)

Total Costs(in USD M)

Capital Investments (CAPEX)(in ARS M and USD M, as applicable)

G&A               Exploration costs         Purchase of gas            TOTAL

CAPEX

Capex/sales

Source: Prepared by QF

Source: Prepared by QF

1. DCF Valuation. Projections (Cont.)

TGS – CASH FLOW

Million USD	2015	2016P	2017P	2018P	2019P	2020P	2021P	2022P	2023P	2024P
Net Income	456.0	461.5	544.9	580.1	604.9	619.6	629.4	641.5	653.0	663.2
% Variation	-14.0%	1.2%	18.1%	6.4%	4.3%	2.4%	1.6%	1.9%	1.8%	1.6%
Gross Margin	185.2	197.1	254.5	269.8	278.1	282.7	285.8	290.6	295.0	298.0
% Income	40.6%	42.7%	46.7%	46.5%	46.0%	45.6%	45.4%	45.3%	45.2%	44.9%
Expenses and fixed costs	(46.7)	(35.3)	(38.9)	(41.1)	(42.5)	(43.0)	(43.6)	(44.5)	(45.3)	(46.0)
% Income	10.2%	7.6%	7.1%	7.1%	7.0%	6.9%	6.9%	6.9%	6.9%	6.9%
EBITDA	138.5	161.8	215.6	228.7	235.6	239.8	242.2	246.2	249.7	252.1
% EBITDA Margin	30.4%	35.1%	39.6%	39.4%	38.9%	38.7%	38.5%	38.4%	38.2%	38.0%
Income Tax	12.3	(31.0)	(69.3)	(73.7)	(75.6)	(76.6)	(76.9)	(77.6)	(78.3)	(78.6)
CAPEX	(43.0)	(50.0)	(60.0)	(70.0)	(70.0)	(70.0)	(70.0)	(70.0)	(70.0)	(70.0)
Working Capital Variation	(61.8)	(7.2)	(11.5)	2.0	(3.0)	(2.9)	(2.2)	(2.1)	(2.0)	0.2
Company Cash Flow	46.4	73.7	74.9	87.0	87.0	90.3	93.1	96.4	99.4	103.7

1. DCF Valuation. Projections (Cont.)

TGS – EBITDA MARGINS in USD

Million USD	2015	2016P	2017P	2018P	2019P	2020P	2021P	2022P	2023P	2024P
SALES	456.0	461.5	544.9	580.1	604.9	619.6	629.4	641.5	653.0	663.2
EBITDA	138.5	161.8	215.6	228.7	235.6	239.8	242.2	246.2	249.7	252.1
As % of sales	30.4%	35.1%	39.6%	39.4%	38.9%	38.7%	38.5%	38.4%	38.2%	38.0%
Sales of Regulated Business	109.4	159.2	213.5	225.0	232.6	232.8	230.1	231.3	232.4	233.6
EBITDA Regulated Business	21.4	77.4	126.6	133.5	137.9	137.3	132.9	131.8	130.9	130.2
Margin	19.6%	48.6%	59.3%	59.3%	59.3%	59.0%	57.7%	57.0%	56.3%	55.8%
Sales of Unregulated Business – Liquids	313.7	269.7	297.9	320.5	336.6	349.9	361.1	370.8	379.8	387.4
EBITDA Unregulated Business – Liquids	93.5	71.6	76.4	82.6	84.7	88.5	94.4	98.7	102.3	104.4
Margin	29.8%	26.6%	25.6%	25.8%	25.2%	25.3%	26.2%	26.6%	26.9%	26.9%
Sales of Unregulated Business – Services	32.9	32.6	33.5	34.5	35.7	36.9	38.1	39.4	40.8	42.2
EBITDA Unregulated Business – Services	16.3	12.9	12.7	12.6	13.0	14.0	14.9	15.6	16.5	17.4
Margin	49.6%	39.5%	37.9%	36.6%	36.5%	38.1%	39.0%	39.7%	40.4%	41.3%

1. DCF Valuation. Summary and Sensitivities

VALUATION

Millions USD	2015	2016P	2017P	2018P	2019P	2020P	2021P	2022P	2023P	2024P
Sales	456	461	545	580	605	620	629	641	653	663
EBITDA	139	162	216	229	236	240	242	246	250	252
Income Tax	12	(31)	(69)	(74)	(76)	(77)	(77)	(78)	(78)	(79)
CAPEX	(43)	(50)	(60)	(70)	(70)	(70)	(70)	(70)	(70)	(70)
Working Capital Variation	(62)	(7)	(11)	2	(3)	(3)	(2)	(2)	(2)	0
Company´s Cash Flow	46	74	75	87	87	90	95	96	99	104
Final Value nominal % 2.0%										1,174
Company´s Cash Flow with final value	46	74	75	87	87	90	93	96	99	1,278

Final Value Calculation	Value (USD M)
Annual FCF in 2024	104
Of which
FCF Regulated Business (52% of EBITDA)	54
FCF Unregulated Business (48% of EBITDA)	50
Present Value (year 2024) cash flows Regulated Business 2025-2037	440
Present Value (year 2024) assets Regulated Value	49
FV Regulated Business . Year 2024	489
FV Unregulated Business . Year 2024	685
TGS FV – Year 2024	1,174
Present Value of Terminal Value (as of July 26th, 2016)	554

Valuation Summary	Value (USD M)
WACC	9,31%
Present Value of Cash Flows	544
Present Value of Terminal Value	554
Company´s Value	1,098
Financial Debt	(224)
Cash & Cash Equivalents	81
Net Financial Debt	(143)
Equity Value	955
Total issued shares (000)	794,495
Price per Share (USD)	1.20
Exchange Rate (Bloomberg – 7/26)	14.95
Price per Share (ARS)	18.0

Sensitivity Analysis (ARS per share)

Terminal Growth of Unregulated Business

1. Discounted Cash Flow Valuation. WACC Valuation

▪

Cost of Equity:

We have used the Capital Asset Pricing Model. This method, also known as CAPM, is commonly used to determine the cost of equity. The calculation of the discount rate in the CAPM model arises from the addition of 3 terms:

a) Risk Free Rate (Rf)
+
b) Business-Related Risk (Rm – Rf) x βenterprise
+
c) Country/region Risk (R3)

Rc: Rf + (Rm – Rf) x βenterprise + R3

The estimated cost of equity for these projects amounts to 13.46% per year, based on the following detail:

Risk Free Rate	Rf	1.96%	Average UST10y last 12 months (7/25/2016)
Equity Premium	Rm-Rf	6.18%	Premium for Share Equity Risk vs. T-Bonds 1928-2015 Damodaran
TGS Beta	βent	1.03	Equity Beta TGS U2 AR Equity
Argentine Country Risk	R3	5.11%	EMBI + Arg 12 months
Ke TGS		13.46%

▪

Cost of Debt:

Since the main debt of TGS has a shorter maturity than the term utilized for the projections, to estimate the cost of debt we considered the reference of the 2024 YPF Bond (equivalent to 7.53 plus a 100 bps spread due to the greater relative risk):

TGS Kd	8.53%	YPF 2024 Yield + 100 bps
Tax rate	35%
TGS Kd	5.54%

▪

Weighted Average Cost of Capital (WACC):

The WACC estimates the cost of capital (Kc) and the cost of debt (Kd) after taxes (t) based on the debt (D)/capital (E) relation:

WACC = Kc x E / (E+D) + Kd x (1+t) x D / (E + D)

Net TGS Debt	143	As per consolidated balance sheet as of 6/30/2016
Debt / (Debt+Equity)	52.4%	As per consolidated balance sheet as of 6/30/2016
TGS WACC	9.31%

2. Valuation Using Multiples Applicable to Comparable Publicly Traded Companies – Introduction

▪

Another method, widely used in valuations, is the so-called comparables method that is based on the valuations of similar companies that publicly traded their shares in stock markets. Considering their market values and the so-called valuation multiples derived from the market price, it is possible to obtain TGS value.

▪

This valuation method is frequently used in more developed stock markets (US and Europe), where, due to the significant number of publicly traded companies, there usually are numerous direct comparables available (companies that have similar levels of revenues, market capitalization, structure and capital costs, margins, applicable regulations, etc.).

▪

In the case of Argentina, the number of publicly held companies is lower and there is no direct comparable of the relevant Company. Therefore, we decided to look for comparable companies within the region, adjusting the obtained multiples from said markets –as explained in Appendix 1-, and then applying them to TGS

▪

We identified a group of comparable companies (7 Latin American and 3 local companies) and we considered the Enterprise Value/EBITDA multiple as reference.

▪

Under the current context of possible changes in the regulatory frame and tariffs of public utility companies in Argentina, it is to be expected that the valuation multiples of this kind of companies should have high volatility.

▪

Consequently, although it was deemed convenient to incorporate and weigh this method in the final valuation, it is assigned a lower weighing than that of DCF: 20%.

2. Valuation Using Multiples Applicable to Comparable Publicly Traded Companies

Valuation using comparables	Market Capitalization	Sales EBITDA	EV / EBITDA
	USD	2016E 2016E	2015 2016E
Latin America-Integrated-Utilities
Enersis Compañía Paranaense de Energía CEMIG CPFL Energía Energias do Brasil Electropaulo Colbun	8,613 2,293 3,467 7,006 2,756 633 4,398	8,910 2,939 4,014 726 5,661 1,018 5,846 1,196 2,898 635 3,753 251 1,483 685	7.5x 4.4x 4.6x 5.8x 4.3x 7.2x 9.5x 10.6x 4.1x 7.2x 4.8x 5.8x 9.5x 8.5x
Weighted Average Subtotal for Market Capitalization Local Utility Companies			7.3x 7.2x
Pampa Energía Edenor Transener	1,821 776 213	1382 396 924 139 165 47	5.6x 5.5x nd 6.0x 10.6x 5.9x
Weighed Average Subtotal for Market Capitalization			6.1x 5.7x
(1)=Weighted Average Total for Market Capitalization			5.1x 7.1x
Applicable Discount 14.43% (2)=Multiple adjusted by country risk			6.1x

Source: Prepared by QF based on information available in Bloomberg as of July 26th 2016

▪

▪

The multiples mainly belong to companies that operate in countries with lower risk than in Argentina. Because of that, they should be adjusted to reflect a higher relative risk. Therefore:

1)

TGS DCF valuation was estimated using the WACC described in the valuation.

2)

A new ad hoc WACC was calculated using as “country risk” the weighted average of risk levels of the different Latin American countries where comparable companies operate. The average country risk obtained is 2.69% (vs. 5.11% used for Argentina) and the resulting value of this ad hoc WACC is 8.16% (vs. 9.31% estimated for TGS).

3)

The Company´s DCF valuation was estimated using the ad hoc WACC and a higher valuation was obtained. This causes that the valuation obtained using Argentina’s WACC is 14.4% lower than the valuation obtained using the ad hoc WACC.

4)

Said adjustment percentage is the one used to reduce the multiples of the comparables. Thus, we obtained an EV/EBITDA multiple applicable to TGS of 6.1 times.

2. Valuation Using Multiples Applicable to Comparable Publicly Traded Companies (Cont.)

▪

For TGS, the average between the 2016 and 2017 EBITDA is used as the basis. This is because, due to the effect of the projected rate adjustments in the DCF valuation, a significant increase in the EBITDA of FY 2017 is expected compared to FY 2016. Therefore, we estimated the present EBITDA value for 2017 and calculated the average between both (2016 and 2017).

Summary of valuation using comparables		Value (USD M)
EBITDA 2016 E	(USD M)	162
Present Value EBITDA 2017 E	(USD M)	197
Estimated Average EBITDA 2016/17	(USD M)	180
EV/EBITDA Multiple Adjusted by Country Risk		6.1x
Enterprise Value	(USD M)	1,104
Financial Debt		(224)
Cash & Cash Equivalents		81
Net Financial Debt (as of June 30th, 2016)	(USD M)	(143)
Equity Value	(USD M)	960.8
Total Issued Shares	(´000)	794,495
Price per Share (USD)	(USD)	1.21
Exchange Rate (as of July 26th, 2016)	(ARS/USD)	14.95
Price per Share ARS	(ARS)	18.1

Then a sensitivity analysis was carried out in order to establish a range of values under this methodology. In this case, the sensitivity suggested is that the discount should be 20% higher or 20% lower than the 14.4% adjustment applied on the multiple.

Sensitivity Analysis
Applicable discount	+20%	Base	-20%
	17.3%	14.4%	11.5%
Adjusted Multiple	6.0x	6.1x	6.3x
Value per share (ARS/share)	17.4	18.1	18.7

3. Market Value of the Company´s Share

▪

We understand that this methodology does not fairly represent the real value of the Company because, during the 6-month period under consideration, there were events in Argentina that altered the political, macroeconomic and business circumstances and, therefore, the value of the Company. Furthermore, the local secondary market of these shares is not deep enough (2016 average: USD 60 thousands/day)

▪

Due to the above, we did not deem convenient to weigh this method in the valuation estimate.

ARS '000
Precio promedio 6m hasta:
i) anuncio de cambio de control (18 Jul 16) = 18,16
ii) anuncio de la OPA (*) (27 Jul 16) = 18,39
Volumen Diario Operado (eje derecho)
Evolución Precio Acción TGS
Precio Promedio 2016 = 18,02
Precio Promedio 2015 = 12,14
Precio Promedio 2014 = 6,32
Precio Promedio 2013 = 3,32
Volumen Promedio Operado 2016 = USD 61,0 mil
Volumen Promedio Operado 2015 = USD 85,6 mil
Volumen Promedio Operado 2014 = USD 58,2 mil
Volumen Promedio Operado 2013 = USD 25,0 mil
25
20
15
10
5
0
900
800
700
600
500
400
300
200
100
0
ene/15
mar/15
may/15
jul/15
sep/15
nov/15
ene/16
mar/16
may/16
jul/16

Source: Prepared by QF based on Bloomberg as of July 26th, 2016.

(*) The Tender Offer was announced on July 27th, 2016 before the start of the trading session. Therefore, in this case, the average was calculated considering the values until the previous day

3. Market Value of the Company´s Share (Cont.)

Evolution of the price per share (ARS)

Date	Price	Date	Price	Date	Price	Date	Price
Jan 19,2016	14.15	Mar 7 , 2016	18.40	April 22, 2016	18.90	Jun 8, 2016	17.60
Jan 20, 2016	14.00	Mar 8, 2016	18.60	April 25, 2016	18.80	Jun 9, 2016	17.85
Jan 21,2016	14.45	Mar 9, 2016	18.60	April 26, 1016	18.85	Jun 10, 2016	17.90
Jan 22, 2016	15.70	Mar 10, 2016	18.25	April 27, 2016	18.80	Jun 13, 2016	17.60
Jan 25, 2016	15.40	Mar 11, 2016	18.25	April 28, 2016	18.00	Jun 14, 2016	17.90
Jan 26, 2016	15.80	Mar 14, 2016	17.60	April 29, 2016	18.00	Jun 15, 2016	17.75
Jan 27, 2016	16.00	Mar 15, 2016	16.55	May 2, 2016	17.70	Jun 16, 2016	17.70
Jan 28, 2016	16.00	Mar 16,2016	17.50	May 3, 2016	18.00	Jun 21, 2016	18.30
Jan 29, 2016	17.00	Mar 17, 2016	18.00	May 4,2016	18.50	Jun 22, 2016	18.80
Feb 1,2016	16.80	Mar 18, 2016	18.05	May 5, 2016	18.10	Jun 23, 2016	19.35
Feb 2, 2016	16.70	Mar 21, 2016	17.35	May 6, 2016	18.00	Jun 24, 2016	18.90
Feb 3, 2016	16.25	Mar 22, 2016	17.25	May 9, 2016	18.30	Jun 27, 2016	18.70
Feb 4, 2016	17.05	Mar 23, 2016	17.10	May 10, 2016	18.25	Jun 28, 2016	19.25
Feb 5, 2016	17.70	Mar 28, 2016	16.60	May 11, 2016	18.10	Jun 29, 2016	20.00
Feb 10, 2016	17.45	Mar 29, 2016	17.20	May 12, 2016	17.55	Jun 30,2016	19.90
Feb 11, 2016	17.25	Mar 30, 2016	17.20	May 13, 2016	17.30	Jul 1, 2016	20.70
Feb 12, 2016	17.35	Mar 31, 2016	17.30	May 16, 2016	17.80	Jul 4, 2016	21.40
Feb 15, 2016	17.10	April 1, 016	18.35	May 17, 2016	17.25	Jul 5, 2016	20.70
Feb 16,2016	17.00	April 4, 2016	18.95	May 18, 2016	17.10	Jul 6, 2016	20.40
Feb 17, 2016	18.50	April 5, 2016	19.65	May 19, 2016	16.85	Jul 7, 2016	19.50
Feb 18, 2016	18.50	April 6, 2016	18.90	May 20, 2016	17.00	Jul, 11, 2016	19.70
Feb 19, 2016	18.15	April 7, 2016	18.75	May 23, 2016	16.80	Jul 12, 2016	19.50
Feb 22, 2016	19.30	April 8, 2016	19.00	May 24, 2016	16.60	Jul 13, 2016	19.00
Feb 23,2016	19.20	April 11, 2016	19.00	May 26, 2016	17.00	Jul 14, 2016	19.15
Feb 24,2016	19.60	April 12, 2016	19.10	May 27, 2016	17.40	Jul 15, 2016	19.45
Feb 25,2016	20.50	April 13, 2016	18.90	May 30, 2016	17.20	Jul 18, 2016	19.45
Feb 26,2016	21.20	April 14, 2016	18.85	May 31, 2016	18.00	Jul 19, 2016	19.70
Feb 29,2016	21.00	April 15,2016	18.50	Jun 1, 2016	17.80	Jul 20, 2016	19.90
Mar 1, 2016	21.00	April 18, 2016	18.50	Jun 2, 2016	17.70	Jul 21, 2016	19.30
Mar 2, 2016	20.50	April 19, 2016	19.40	Jun 2, 2016	17.60	Jul 22, 2016	19.80
Mar 3,2016	19.40	April 20, 2016	19.50	Jun 6, 2016	17.50	Jul 25, 2016	19.30
Mar 4, 2016	19.20	April 21, 2016	19.60	Jun 7, 2016	17.85	Jul 26, 2016	19.80

Source: Bloomberg

4. Equity Value per Share

▪

This method assumes that the value of a company is obtained from what is stated in the financial statements in a given time. It results from dividing the equity of a company by the number of issued shares.

▪

This method does not consider the future cash generation of a company. In addition, and although it depends on the applicable accounting regulations in each country, there are situations in which certain accounts of the financial statements may not correctly reflect the reality of a business. Specifically, in the case of Argentina, financial statements are not adjusted by inflation and include the historical values or purchase value.

▪

Therefore, we consider that the value obtained from this method, in general, poorly represents the real value of an asset or company. This is particularly more evident with companies that have a significant part of their assets represented by property, plant and equipment or similar assets whose value has not been updated.

▪

By way of reference and following the guidelines set forth by the CNV, the value per TGS share using this method, based on the Balance Sheet as of June 30th, 2016,is shown below:

Equity Value of Shares
As of June 30th, 2016 (Million ARS)
Equity (Million ARS)	1,913.1
Number of Issued Shares (millions)	794.5
Booked Value per Share	2.41

EXHIBIT (c)(3)

Valuation report prepared by Finanzas y Gestión S.A. (English translation)

Buenos Aires, August 16, 2016

ATTN:

Grupo Inversor Petroquímica S.L.

Ebro 3

Madrid

Spain

WST S.A.

Av. Córdoba 1561, Piso 2

Buenos Aires

Argentina

PCT LLC

850 New Burton Road, Suite 201

Dover, Delaware

United States of America

RE:

Title III, Chapter II, Article I, Section 5 of General Resolution 622/2013 of the Argentine National Securities Commission.

To whom it may concern,

Finanzas & Gestión S.A. ("Finanzas & Gestión" or the "Appraiser") has the pleasure of writing to the Grupo Inversor Petroquímica S.L., WST S.A. and PCT LLC (jointly, the "Offeror") as an independent appraiser hired by the Offeror to issue an opinion about the Reasonable Market Value of the share of Transportadora de Gas del Sur S.A. (hereinafter "TGS" or the "Company") as of July 27, 2016 (hereinafter the "Report"), in accordance with the provisions of Title III, Chapter II, Article I, Section 5 of General Resolution No. 622/2013 (hereinafter the "Applicable Regulations") issued by the Argentine National Securities Commission (Comisión Nacional de Valores or "CNV").

1.

GENERAL CONTEXT.

1.1 Transportadora de Gas del Sur S.A. is one of the companies that was established in order to privatize Gas del Estado S.E.  The Company began its business operations on December 29, 1992.  The Company is dedicated to the provision of the public service of Natural Gas Transportation and to the Production and Commercialization of Liquid Hydrocarbons.

1.2 TGS's system of core gas pipelines connects the main natural gas fields in southern and western Argentina with gas distributors and industrial customers in those areas and in Greater Buenos Aires. The license to operate this system was granted exclusively to the Company in 1992 for a period of thirty-five years, renewable for ten additional years as long as the

Company substantively complied with the obligations imposed by the License and by the National Gas Regulatory Entity (Ente Nacional Regulador del Gas or "ENARGAS").  Together with the essential assets required for the provision of the natural gas transportation service, the Company received the General Cerri Gas Processing Plant, in Bahía Blanca, Province of Buenos Aires, at which natural gas is processed to obtain liquids.

1.3 Additionally, TGS provides midstream services which consist, mainly, of the treatment, separation of impurities and compression of natural gas, and may include the capture and transportation of natural gas in fields, as well as gas pipeline construction, operation and maintenance services. Also, through its subsidiary company Telcosur S.A., it provides telecommunications services, specifically data transmission services though a terrestrial digital radio network.

1.4 TGS's parent company is Compañía de Inversiones de Engería S.A. ("CIESA"), which owns 51% of the Company's share capital, the remainder is in public offering.

1.5 Transportadora de Gas del Sur S.A. lists its share capital on the Buenos Aires Stock Exchange (Mercado de Valores de Buenos Aires) and is subject to its regulations and those of the Argentine National Securities Commission.  TGS shares are listed as American Depository Receipts (which each represent 5 shares) on the New York Stock Exchange and are registered under the Securities and Exchange Commission.

1.6 Pursuant to the Applicable Regulations, on July 19, 2016, the Offeror asked Finanzas & Gestión to give its opinion, as an Independent Appraiser of financial matters, regarding the value of a share in Transportadora de Gas del Sur S.A. in the context of the formulation of a Public Tender Offer ("Tender Offer") that was announced by the Offeror on July 27, 2016, in compliance with the Applicable Regulations.

1.7 All of the terms written in capital letters in this Report correspond to the definitions presented in Annex I.

1.8 The Appraiser has not advised the Offeror on the structure of the purchase and sale transaction or on any other aspect related to the Tender Offer, nor has the Appraiser participated in negotiations of any kind. The Appraiser's compensation does not depend in any way on whether or not the transaction announced by the Offeror goes through.

2.

INFORMATION ON THE INDEPENDENT APPRAISER

2.1 Finanzas & Gestión is an Argentine corporation, established in 2004, that specializes in financial advising services, with a focus on transactions involving the sale, merger and acquisition of companies; the valuation of shares, companies and business units; the assessment of investment projects; and the structuring of corporate finance.

2.2 As employees and executives of local and international financial institutions, all of the members of Finanzas & Gestión's Board of Directors have experience in financial advising, the valuation of companies and equity interest, corporate consulting and investment banking services.

2.3 With regard to the financial valuation of companies, Finanzas & Gestión's Directors have coordinated and carried out specialized operations over the last twenty years in involving mergers and acquisitions, independent opinions, corporate arbitration and conflict resolution; they have academic training in Finance, with Master's degrees and specializations in Business Administration and Finance in Argentina and abroad, participation in courses and seminars on business valuation and knowledge of business valuation standards issued by the International Valuation Standards Council and by the American Society of Appraisers. They also have extensive teaching experience in subjects related to corporate finance, mergers and acquisitions and business valuations in Master's programs in Business Administration and Finance, as well as in undergraduate and executive programs.

3.

SCOPE OF THE ACTION TAKEN.

3.1 This Reports was prepared at the Offeror's request and pursuant to the general provisions applicable to Tender Offers established in Article I of the Applicable Regulations (in particular, the weighing of the methods established in Title III, Chapter II,  Article I, Section 5 of General Resolution 622/2013 of the CNV), which is copied below:  "When a Tender Offer is formulated in order to determine the price of the offer, the following must be weighed: "(a) the equity value of shares; (b) the value of the company, valued in accordance with discounted cash-flow criteria and/or indicators applicable to companies with comparable businesses; and (c) the average trading values during the quarter immediately preceding the quarter in which the offer is presented. Therefore, the Offeror must obtain the opinions of two independent appraisers, who must be presented to the Commission together with the Tender Offer request, and made known to investors through its web system (Autopista de la Información Financiera), and if applicable, through the usual circulation systems of the Market on which the shares are traded," in the context of the provisions of Article 19 (Indirect or Supervening Acquisitions).

3.2 Therefore, the opinion of value issued by the Appraiser is provided in response to the request received from the Offeror for the application of such methods and pursuant to the Applicable Regulations, in the context of a going concern subject to the limitations and considerations detailed in Annex II, and independent of other standards, approaches or methods that may be applicable or relevant in determining the value of companies and equity interest.

4.

AVAILABLE INFORMATION.

4.1 This Report was developed based on the public information available as of July 27, 2016 and the technical, financial and business information provided by the Offeror (the "Available Information"), as detailed in Annex III. With regard to the list price of the Company's share, the series of prices up until July 26, 2016 was considered.

4.2 It is expressly stated that Finanzas & Gestión did not hold meetings with the Company's Shareholders or Board of Directors and/or Managers. Also, Finanzas & Gestión has not performed auditing tasks or independent verification of the information contained in the Company's financial statements, nor has it obtained clarifications and/or updates from the Offeror on the Available Information. In other words, the opinion issued by the Appraiser is based exclusively on the Available Information; therefore, if the Available Information omitted relevant information or included erroneous information, the conclusions of this report would also be affected or modified.

5.

APPLICATION OF RELEVANT METHODS

In accordance with the provisions of point 3.1 above, the Appraiser applied the valuation approaches, associated methods and weights specified in the Applicable Regulations, as detailed in points 5.1 to 5.4 below:

5.1 Equity Value of Shares.

5.1.1. This method established in the Application Regulations proposes determining the value per share in a company based on the ratio between (i) a company's net equity (that is, the carrying value in accordance with the application of the current accounting standards) and (ii) the total shares issued and in circulation (including its own shares, if applicable).

5.1.2. The determinations corresponding to the application of this method are detailed in Annex IV and in Table No 1.

5.1.3. According to the Available Information detailed in Annex IV, these determinations have been made based on the information contained in the Company's audited financial statements corresponding to the fiscal year ending on June 30, 2016.

5.1.4. As shown in Table No 1, a low weight has been assigned to the application of this method, since it is general knowledge in academic and financial circles that there are significant discrepancies between the equity values arising from the application of accounting standards and those that are determined based on the ability to generate future economic benefits; this has been broadly confirmed with empirical evidence of the dispersion between equity value and market capitalization in listed companies in Argentine and in other countries.

5.1.5. The application of this method should not be assimilated to the Assets-based Approach generally established in the valuation approaches of international standards (identified as cost approach or asset approach by the IVSC and the ASA), since they require the determination of the market value of the main assets by specialists and the consideration of multiple adjustments and accommodations that exceed the Available Information and methods required by the Applicable Regulations.

5.2 Discounted Cash Flow.

5.2.1. Using the Discounted Cash Flow method to assess the share value of a company is a key part of the approaches to value under the Future Benefits Approach (identified as Income Approach in international standards). This approach is used for the valuation of companies and equity interest in order to obtain value indications by using one or more methods that allow converting expected future economic benefits into current value. Among the most relevant applicable methodologies, there are those associated with Discounted Cash Flow which generate value indications through the assessment of the current value of future cash flows by using an appropriate discount rate based on the risk associated with the cash flow under analysis. There are multiple models and applicable methods, the most well-known and widely used being those associated with the cash flows to be generated for shareholders (often referred to as cash flow to equity) and those associated with the operating free cash flow to be generated for all components of the capital structure and indebtendeness (often referred to as Company DCF Model or operating free cash flow to firm).

5.2.2. Based on the Available Information and the method of the Discounted Cash Flow provided for in the Applicable Standard, the value has been assessed through the Company DCF Model (operating free cash flow to firm), taking into account (i) the Operating Free Cash Flow based on projections made by Finanzas & Gestión; (ii) the discount rate assessed as opportunity cost for all capital providers and Company financing, weighing its relative contribution in the capital structure, often referred to as Weighed Average Cost of Capital (WACC); (iii) the Net Financial Debt, and (iv) the existence of Non-Operating Assets and/or other liabilities not included directly in the Operating Free Cash Flow or Net Financial Debt.

5.2.3. The assessments regarding the applicability of this methodology are described in Annex V and in Table No 1.

5.2.4. As shown in Table No 1, an average/high weighing has been assigned taking into account the Available Information and the relevance of this method regarding the value approaches.

5.3. Applicable Indicators for Companies with Comparable Businesses.

5.3.1. The assessment of a company's share value using the methods based on applicable indicators for companies with comparable businesses constitutes a key part of the value approaches under the Market-based Approach (referred to as Market Approach in international regulations). This approach is used in the field of company and equity interest valuations to obtain value indicators through the use of one or more methods that compare the company (or its shares) with price information from comparable companies (or their shares), referred to as Guideline Companies in international regulations, in which there are market prices of share prices or Guideline Transactions, which are prices for transactions involving the purchase and sale of companies and meaningful equity interest (often referred to as Guideline Transactions).

5.3.2. Based on the Available Information and the methods referred to in the Applicable Regulation, the analysis has been conducted regarding the applicable indicators for potential Guideline Companies whose shares are listed in local or international markets, with businesses having certain commercial and operating characteristics that can be compared to those of the Company. In particular, activities and indicators have been analyzed for companies dedicated to the Transportation of Natural Gas originated and existing in Latin America. The companies that were analyzed are described in Annex VI. Based on the analysis conducted, we consider that the tariff framework applicable to the Company, activities, characteristics, structures and indicators of the Guideline Companies does not provide appropriate and relevant guidelines for assessing the value of the Company's Share Capital. In particular, we should mention the case of Transportadora de Gas del Norte S.A., a company that has a relatively similar structure to that of Transportadora de Gas del Sur S.A., which, in turn, faces the same regulatory and market conditions. Regardless, based on the analysis of the economic and financial indicators obtained from the last consolidated financial statements of Transportadora de Gas del Norte S.A., it was decided that these should not be deemed relevant for assessing the value of the Share Capital of Transportadora de Gas del Sur. S.A.

5.3.3. Based on the Information Available, and on the methods set forth in the Applicable Regulation, a relevant survey was conducted of the indicators applicable to the Guideline Transactions, i.e., those derived from the price reported in purchase and sale transactions of companies and/or significant equity interest in companies with certain business and operating features which may be deemed similar to those of the Company. From the analysis, we have not identified Guideline Transactions which may provide adequate and relevant references to determine the value of the Company’s Share Capital.

5.3.4. International valuation standards (such as the Market-based Approach defined by the IVSC) specifically include, among the methods to be considered, prices recorded for private share purchase and sale transactions of the company under analysis. Said method is not expressly provided in the Applicable Regulation. According to the relevant facts reported by the Company on July 19, 2016, the company Pampa Energía S.A. executed an agreement with Grupo Inversor Petroquímica S.L., WST S.A., and PCT LLC on July 18, 2016, regarding the sale of all indirectly-held shares and rights of Pampa Energía S.A. in Transportadora de Gas del Sur S.A., to the Offerors, for a base price, subject to adjustments, of US$ 241 million (the “Transaction”). From a direct observation of the base price reported with regard to the indirect interest held through CIESA, acquired in the Company, and based on the relevant exchange rate (Banco Nación Argentina seller exchange rate on July 18, 2016), an implicit price of $ 18.20 per Company share is calculated. As stated above, this value calculation obtained by the Independent Appraiser in the context of the Market-based Approach, and not included among the methods set forth for the Independent Assessment in the Applicable Regulation, has not been considered by the Independent Appraiser in the determination of the Reasonable Market Value.

5.4. Negotiation Value Average of the semester immediately prior to the Offer.

5.4.1. The calculation of a company’s share capital through the application of methods based on their own listed prices in authorized markets, identified as Guideline Prices, is usually included among the methods considered under the framework of the Market-based Approach.

5.4.2. Based on the Information Available, and on the methods referred to in the Applicable Regulation, the value calculation was conducted based on the average (deemed as the arithmetic mean) negotiation values of the last semester prior to the Tender Offer´s date of announcement. Based on the statements above, for the purposes of application of said method, the 6-month period up to July 26 of 2016 was considered.

5.4.3. The calculations resulting from the application of said method based on the Guideline Prices according to the Applicable Regulation, and as provided in 5.4.2. above, are shown in Annex VII and in Table 1, with a Guideline Price of $ 18.39 per ordinary, registered and book-entry share with a value of $ 1.00 per share and with right to one vote.

5.4.4. Considering the negotiation values of the semester prior to July 19, 2016, when the Transaction was disclosed (i.e., through the relevant, reported fact of the execution of a purchase and sale agreement by and between the Offeror and Pampa Energía S.A.) as the relevant time period, based on the Information Available, and on the methods described above, the average-based determination of value (the arithmetic mean deemed as such) for the 6-month period up to July 18, 2016, was conducted.

5.4.5. The calculations resulting from the application of said method based on the Guideline Prices according to the Applicable Regulation, and as provided in 5.4.4. above, are shown in Annex VIII, with a Guideline Price of $ 18.15 per ordinary, registered and book-entry share with a value of $ 1.00 per share and with right to one vote.

5.4.6. Although the market price is a direct reference to the Intrinsic Value of shares, this method has significant relevance in highly active markets, understood as markets where transactions are undertaken frequently and with sufficient volume, in the absence of major distortions, so that prices may be calculated consistently on a going concern basis. This method has been assigned medium/low relevance, as shown in Table 1.

6.

VALUE OPINION.

6.1. For the purposes of this opinion, in the context of company valuation, the Reasonable Market Value is understood as the price, in cash or equivalents, for which goods would be transferred between a hypothetical buyer and a hypothetical seller, both able and willing to undertake said transaction, without duress and in an independent way, in an open, unrestrained market, and being reasonably well-informed about all facts relevant to said transaction.

6.2. Based on the scope required by the Offeror, the methods set forth in the Applicable Regulation, the procedures undertaken, and the Information Available, we consider that the Reasonable Market Value is within a range of $ 17.15 and $ 18.47, as specified in the table below:

Table no. 1

Calculations of Reasonable Market Value

Based on the Required Scope and the Applicable Regulation

	Weighing (%)	Price in $
		Low	Medium	High
Discounted Cash Flow	65%	17.72	18.68	19.74
Share Guideline Prices	30%	18.39	18.39	18.39
Equity Value of Shares	5%	2.41	2.41	2.41
Weighed Average	100%	17.15	17.78	18.47

Based on the above, a range of $ 17.15 to $ 18.47 per ordinary, registered, and book-value share with a value of $ 1.00 per share, and with right to one vote, is determined, and, therefore, we believe that the price of $ 18.20 specified by Grupo Inversor Petroquímica S.L., WST S.A., and PCT LLC in the announcement of the Tender Offer to purchase shares in Transportadora de Gas del Sur S.A. is reasonable and equitable from a strictly economic and financial point of view.

Considering the negotiation value average during the semester immediately prior to the execution of the indirect acquisition agreement by the Offeror, according to the provisions in 5.4.5. above, the Reasonable Market Value would be between $ 17.08 and $ 18.40 per ordinary, registered, and book-value share with a value of $ 1.00 per share, and with right to one vote, and, therefore, the price of $18.20 specified by the Offeror in the Tender Offer to purchase shares in Transportadora de Gas del Sur S.A. would be reasonable and equitable from a strictly economic and financial point of view.

7.

USE OF THE REPORT.

7.1. This Report has been drafted in the context, and with the purposes, scope, assumptions, and determinations described in the paragraphs above, solely for use by the Offeror, and it is not intended for any other person, institution, investor, and/or beneficiary. Its full disclosure is expressly authorized in the context of the Applicable Regulation.

7.2. Any market investor seeking to accept or reject a Tender Offer to purchase shares in the Company presented by the Offeror shall undertake its own independent assessment. Therefore, no current or future investor, person, institution, and/or beneficiary may use this Report to obtain direct or indirect benefits.

7.3. The Appraiser has no obligation towards the Offeror to draft supplementary reports or updates.

This Report comprises one document with 47 pages, including 38 pages of Annexes that are part of the Report.

With nothing further, we remain sincerely yours.

_________________________

Finanzas & Gestión S.A.

Patricio G. Rotman

President

ANNEX I

DEFINITIONS

ANNEX I

DEFINITIONS

Adjusted EBITDA	It results from the application of adjustments to the Company’s EBITDA based on identified revenues, costs, and expenses which may be deemed extraordinary, non-recurring and/or non-operating.
Asset Approach or Asset-based Approach	A work approach applied in the field of company valuation to obtain a company’s value indicators through the use of one or more methods based on the value of assets, net of the value of liabilities.
Book Value	It is a term used generally to represent the net asset value of a company as shown in its financial statement.

Company DCF Model

It is one of the specific models applied in the DCF method, applicable to the calculation of value indicators of a company in the framework of the Future Benefit Approach by developing a financial model to obtain the Company Value, understood as the current value of cash flows available to all suppliers of capital or company capital structure elements (usually, common shareholders, preferred shareholders, and financial creditors in consideration of an express or implied interest rate).

Current Value Discounted Cash Flows

The value, on a specific date, of future economic benefits, calculated at the present or current value through a discounted financial procedure, with an adequate interest rate or discount rate.

A financial method, in the framework of the Future Benefits-based Approach, through which the current value of future cash flows is calculated using an appropriate discount rate.

EBIT

Earnings before interest and taxes. This accounting measure notion is not widely used in the context of business finances and capital markets, and it is defined as the ordinary operating result of a company before interest and income taxes, that is, it represents the ability of a company to generate earnings regardless of its financing structure and its tax position with regard to income taxes and other related taxes. Usually, it does not include profits and losses for non-recurrent or discontinued activities.

EBITDA

Earnings before interest, taxes, depreciation and amortization. It is a widely-used notion in the context of business finances and capital markets, although it is not considered an accounting measure in the framework of the accounting principles, that represents an approximate measure of a company’s operating cash flow through the calculation of ordinary operating results before interest, income tax, amortization of fixed assets and turnkey value; i.e., it is a measure of a company’s earning ability regardless of its financing and permanent asset structures, and its tax position with regard to income taxes and other related taxes. Usually, it does not include profits and losses for non-recurrent or discontinued activities. It is understood that not including financing and tax effects and fixed asset structures offers an adequate basis to compare the performance of companies in the same economic sector. EBITDA generated by companies listed with equity and debt instruments in stock markets are usually assessed by international financial analysts since it is considered a relevant metric in relative assessments of shares and in international corporate lending activities.

Fair Market Value, Reasonable Market Value or Market Value

It is a Standard of Value, widely used in the valuation of goods and assets in general, defined, in the framework of international organizations related to the valuation of companies, as the price, in cash or equivalents, for which goods would be transferred between a hypothetical willing and capable buyer and a hypothetical willing and capable seller, in an open, unrestricted market, and when both have reasonable knowledge of the relevant facts, as set forth by the fair market value definition adopted by the American Institute of Certified Public Accountants, American Society of Appraisers, Canadian Institute of Chartered Business Valuators (with specific definitions applicable to Canada), National Association of Certified Valuation Analysts and The Institute of Business Appraisers. In general terms, this definition is conceptually similar to the Market Value standard applicable to the valuation of companies as set forth by the International Valuation standards Committee in its 2007 review. In line with the standards established by international institutions, the National Appraisals Court defines the act of appraisal as the “determination of the economic value of goods, individually or in groups, on a specific date, for a specific purpose”; and it defines market value as “the net value that a seller could reasonably expect to receive for the sale of property on the date of appraisal, having technically verified its features, presuming the presence of adequate marketing, of at least one correctly informed potential buyer and seller, and that both buyer and seller act freely as a result of economic interests, in the absence of any special limitations in the transaction. The market value of goods is always determined by the intersection of its supply and demand curve. The demand curve is determined by the cost of replacement for potential buyers.” With regard to the calculation of said value, it is generally stated that it can be calculated by “comparing its physical and technical features with those of similar goods with known value, and then weighing the potential impact of any differences observed on their market value, based on the net income it would be able to generate and on the profit rate of similar goods in said market.”

Firm Value, EV or FV

It means the total aggregate value of all the capital structure elements of a company (usually, ordinary shareholders, preferred shareholders, and financial creditors in consideration of interest rates), determined in the framework of the Company DCF Model, or through other work approaches. It is originally known as Firm Value (FV), Enterprise Value (EV), or Company Value, in English, a term that is commonly applied by all financial specialists and international investment banks involved with capital markets. Currently, some valuation standards and certain authors specialized in the valuation of companies not publicly listed are making reference to the term Total Value of Capital Structure or Market Value of Invested Capital (MVIC).

Firm Value, EV or FV

It means the total aggregate value of all the capital structure elements of a company (usually, ordinary shareholders, preferred shareholders, and financial creditors in consideration of interest rates), determined in the framework of the Company DCF Model, or through other work approaches. It is originally known as Firm Value (FV), Enterprise Value (EV), or Company Value, in English, a term that is commonly applied by all financial specialists and international investment banks involved with capital markets. Currently, some valuation standards and certain authors specialized in the valuation of companies not publicly listed are making reference to the term Total Value of Capital Structure or Market Value of Invested Capital (MVIC).

Future Benefits Approach or Future Benefit-based Approach

A work approach applied in the field of company valuation to obtain a company’s value indicators through the use of one or more methods reflecting a conversion of anticipated future financial benefits to current values.

Guideline Companies	A sample of comparable companies publicly listed in Latin American and/or international stock markets.
Guideline Prices	Arithmetic mean of the Company’s share trading values in the last semester prior to the date of the Tender Offer.
INDEC	National Institute of Statistics and Censuses of Argentina.
Independent Appraiser Investment Value

A firm specialized in the appraisal of companies and shares, deemed independent according to the provisions set forth in Law No. 26,831 on Capital Markets, and in General Resolution 622/2013 of the National Securities Commission and supplementary regulations.

It is a Standard of value that represents the value to a specific investor based on individual investment expectations and requirements.

IVSC / ASA

It refers to the International Valuation Standard Council, an independent, international, private, non-profit organization with the main purpose of ensuring that transparent and independent valuation standards are established and maintained, seeking harmonious and consistent practices in various regions, and contributing to professional development worldwide. Acronym of the American Society of Appraisers, an international entity based in the United States, founded in 1936, with extensive experience in the field of valuation in general. It is one of the main entities of reference in the certification of company valuation professionals in the United States of America. It has defined a series of ethical and technical standards widespread among company valuation professionals that resulted in, among others, the International Valuation Standards issued by the ISVC in 2007.

Market Approach or Market-based Approach

A work approach applied in the field of company valuation to obtain a company’s value indicators through the use of one or more methods that compare a company (or its shares) against the selling price of similar companies (or their shares).

Market Multiples

The market value of Share Capital or the market value of a company’s Invested Capital divided according to an economic or operating measure of the company (for example, net sales, EBITDA, a physical or operating measure regarding the company’s activity, etc.).

Merval Index

It is an index that represents the share price evolution of companies listed in the Buenos Aires Stock Exchange, shown as the market value of a portfolio of shares, chosen based on share, number of transactions, and quote value with base value as of June 30, 1986; it is calculated in real time during operating hours, and the list of companies quoted and their assessments are updated quarterly, according to their share in negotiated volumes, and to the number of market transactions over the last six months.

Net Current Value	The value, on a specific date, of future positive and negative cash flows (including investment costs) calculated with an adequate discount rate.
Net Financial Debt

It comprises the total value of financial liabilities (both current and non-current) and other structural liabilities unrelated to the operating activities of a company, net of liquid assets (cash balances and short-term financial investments) in excess of balances required for normal business operation.

Non-Operating Assets	It refers to assets owned by the Company, and not directly included in the Operating Free Cash Flow calculation.
Offeror	Grupo Inversor Petroquímica S.L., WST S.A., and PCT LLC

Operating Free Cash Flow (OFCF)

Generally, it represents the generation of funds by a company, excluding discontinued activities or extraordinary results, assessing results after income taxes, before fixed asset and turnkey value amortization, and after investments in fixed assets and working capital. In the framework of the Company DCF Model, the OFCF also usually represents the cash flow available to all suppliers of capital (in general, shareholders and financial creditors), therefore, it does not include interest and debt repayment expenses.

Peso, $ or AR$	Legal currency in the Argentine Republic.

Standard of Value	A value that is agreed upon and applicable to the work to be undertaken, for example: fair market value, investment value, intrinsic value, etc.

Share Capital Value, EQV

It is a term that reflects the total value of a company’s equity, calculated in the framework of the Company DCF Model or through other work approaches. It is originally known as Equity Value, in English, a term that is commonly applied by all financial specialists and international investment banks involved with capital markets. The Value per Share is obtained dividing the Share Capital Value by the number of ordinary, registered, and book-entry shares of the Company.

Tender Offer	Tender Offer of shares according to the provisions set forth in Title III, Chapter II, Articles I and II of General Resolution 622/2013 of the National Securities Commission.

Terminal Value	Also called Residual Value. In a model of discounted future benefits, it is the anticipated value at the end of an express or implied term.

US$, Dollars or American Dollars	Legal curreny in the United States of America.
Valuation	In the business and financial context, it is an act or process to determine the value of a company, share, security, or intangible asset.
WACC

The Weighted Average Cost of Capital represents the weighted average cost of capital of a company based on weighing each financing source cost with regard to its relative share in the total capital structure.

ANNEX II

LIMITATIONS ON THE INFORMATION USED AS THE BASIS FOR OUR WORK

ANNEX II

LIMITATIONS ON THE INFORMATION USED AS THE BASIS FOR OUR WORK

1.

Finanzas & Gestión has conducted no audit or due diligence, nor any revision or collection of the historical or projected financial information included in this Report.

2.

Likewise, we have not expressed an opinion nor given any certainty regarding such information. This Report does not constitute legal or financial advice for investors. This Report is not intended to help avoid sanctions that may be applicable according to the applicable taxation laws of national, provincial or municipal scope and it may not be used for such purpose.

3.

We have not investigated the company’s title to property or assets under the current Report. We have considered the statements made by the Offeror and based on such statements, regarding the companies and assets of the Company, we may assume that (i) the titles to assets and companies are valid and tradable; (ii) the companies and assets are free of liens and attachments except for those indicated in the financial statements; (iii) they observe all federal, state and local laws and regulations (including but not limited to, those related to the use of property, the environment, zoning and other similar requirements) and (iv) that all licenses, certificates of occupancy, legal or administrative authorizations and permits issued by federal, state or local authorities or by government agencies, entities or private agencies which are required for any use of property related in any way to this report or to the underlying services, have been obtained or may be obtained or renewed. We shall not be held liable for the legal description of the properties.

4.

We may have obtained certain historical and financial information in our valuation from audited financial statements which the Management of the Company is liable for. The financial statements may include explanatory notes required by the generally accepted accounting principles. We have not verified independently the accuracy or integrity of the data obtained and we have not expressed an opinion nor given any certainty as to the validity of said data and the underlying financial statements.

5.

The cash flow calculations are for the exclusive use of the analysis of the value of shares in the current Report and they are not meant to be used for any forecast or estimates of future transactions. In regards to the data of the underlying assumptions, we have not carried out an assessment, compilation or work using agreed upon procedures. In addition, in general, there will be differences between the estimated and actual results, as facts and circumstances do not often occur as expected and these differences may be significant. We are under no obligation to provide additional work or services, nor to give testimony or appear before the court in connection with the company, the assets we analyzed or this Report.

ANNEX II

LIMITATIONS ON THE INFORMATION USED AS THE BASIS FOR OUR WORK (CONT.)

6.

We shall not be liable for any lawsuits resulting from the presentation of financial and tax information. These are under the responsibility of the Company’s Management.

7.

When the information used comes from other types of sources and when our analysis or part of it is based upon such information, we assume it is trustworthy.

8.

Based on the considerations and limitations set forth hereafter, there is no reason for us to assume that the facts and data included in this report are not correct.

9.

Our analysis assumes that the Company shall continue operating as it has done as of the date of this Report, that is, we take for granted a normal scenario of business continuity.

10.

Our calculations assume that the Board of Directors and the Management of the Company are duly qualified for administrative matters and that they fully comply with all laws and regulations in the country abroad.

11.

We have not considered possible disputes or future claims when calculating the value of the Company, except for those recorded in the Company’s financial statements. Regarding our work, we assume that the Company complies with all the necessary legal requirements to continue operating normally, unless expressed otherwise.

12.

Our work constitutes an independent opinion and does not involve any recommendation to the Company’s shareholders regarding any decision that may be adopted by any person, investor, institution or beneficiary with respect to the Tender Offer or to participate therein.

13.

Our Report shall be applied as of the date established at the beginning of our Report. Changes in market conditions may result in variations that are substantially different from those indicated in our work. We shall not be held liable for any changes in market conditions that may occur after the date of our work and we are under no obligation to update the current Report.

ANNEX III

AVAILABLE INFORMATION

ANNEX III

AVAILABLE INFORMATION

1.

Financial Statements with limited review report from the Company and its subsidiaries for the quarterly period ending on June 30, 2016;

2.

Financial Statements with limited review report from the Company and its subsidiaries for the quarterly period ending on 31 March, 2016;

3.

Annual Report and Financial Statements from the Company and its subsidiaries for the fiscal year ending on December 31, 2015;

4.

Annual Report and Financial Statements from the Company and its subsidiaries for the fiscal year ending on December 31, 2014;

5.

Annual Report and Financial Statements from the Company and its subsidiaries for the fiscal year ending on December 31, 2013;

6.

Annual Report and Financial Statements from the Company and its subsidiaries for the fiscal year ending on December 31, 2012;

7.

Annual Report and Financial Statements from the Company and its subsidiaries for the fiscal year ending on December 31, 2011;

8.

Relevant facts presented by the Company during the period spanning from January 1, 2016 to July 27, 2016;

9.

Relevant resolutions from ENARGAS, including tariff updates set forth in Resolution No 31/2016 and Resolution No 3347/2015;

10.

Reports carried out by market analysts regarding the performance of international gas transportation companies;

11.

Reports carried out by analysts who usually analyze the performance of the Company in capital markets;

12.

Regulatory information of general nature that affects the Company;

13.

Related reports, news and information on the current and forecasted economic conditions in Argentina and on the conditions of the industry in particular;

14.

Stock-market information regarding the list price of the Company.

ANNEX IV

EQUITY VALUE OF SHARES

ANNEX IV

EQUITY VALUE OF SHARES- DETERMINATION

In thousand Pesos except the value per share and the number of shares

Share Capital

1,345,300

Legal Reserve

247,503

Reserve for future investments and other financial needs                                                -

Reserves for future dividends

                                                                                          -

Reserves for future investments

2,891

Results

317,434

Net Equity1

1,913,128

Ordinary, registered and book-entry shares of n/v $1

794,495,283

Equity value of shares

2.41

Notes:

1Based on the information contained in the Consolidated Financial Statements of Transportadora de Gas del Sur S.A. for the fiscal year ended on June 30, 2016. The Net Equity value does not include the category Non-Controlling Interest.

ANNEX V

DISCOUNTED CASH FLOWS

ANNEX V

SUMMARY OF THE MAIN ASSUMPTIONS

Macro Variables

▪

A fall of 1.1% of the GDP was forecast for 2016, then an increase of 4.0% for 2017, 3.0% for 2018 and 2019, 4.0% for 2020 and it remains stable in the rest of the forecast horizon.

▪

An appreciation of the real exchange rate of 5.0% was considered for 2021, and then a stable growth of the nominal exchange rate and of inflation at 4.0% levels.

Volumes

▪

It was considered that the Company will maintain stable operations consistent with the volumes observed in the years and quarters immediately preceding the valuation:

−

Gas Transportation: a firm capacity of 77,250 thousand m3/day was hired with a daily average delivery of 72,749 thousand m3/day.

−

Production and Marketing of Liquids: estimated annual production of 278,000 tons of Ethane, 594,000 tons of Propane and Butane and 97,030 tons of Gasoline for 2016. Based on the commercial operation of the Company, sales from the external and internal market have been considered.

ANNEX V

SUMMARY OF THE MAIN ASSUMPTIONS (CONT.)

Prices

▪

Under Resolution No 31/2016 passed by the Ministry of Energy and Mining, Resolution 3724 issued by ENARGAS on March 31, 2016 was considered, according to which the new tariff charts applicable to public utilities of Natural Gas Transportation are approved, which represent an increase of 200.1%, applicable as of April 1, 2016.

▪

On August 5, 2016 the Company reported as a relevant fact that in the economic and financial forecasts of the Company none of the effects resulting from the ruling issued on July 14, 2016 by the Supreme Court of La Plata were considered; said court suspended the applicability of Resolutions N° 28/2016 and N° 31/2016 from the Ministry of Energy and Mining, and, thus, brought back the tariff situation to its status before the ruling, having granted the extraordinary appeal filed by the Ministry against the ruling with devolutive effect, as a result of which said ruling has effects despite not being final.

▪

No tariff increases have been considered for the remaining quarters of the year 2016 and it has been assumed that as of the first quarter of 2017, the transportation tariff will gradually carry throughout the year the inflation from the immediately preceding fiscal year.

▪

Regarding the business of Liquid Production and Marketing, for the local market the price forecast for Ethane is estimated at an average of 475 US$/Ton throughout the forecast while the price forecast for Propane and Butane is estimated at an average of 267 US$/Ton throughout the forecast. For the external market, the price forecast for Gasoline is estimated at an average of 406 US$/Ton throughout the forecast, while the price forecast for Propane and Butane for said market is estimated at an average of 282 US$/Ton throughout the forecast.

Costs and Expenses

▪

The cost for Natural Gas has been estimated at 4.0 US$/MMBtu for 2016 and 2017 and then it will arrive at levels of 3.6 US$/MMBtu.

▪

Repairs and Maintenance of Property, Plant and Equipment have been calculated considering a growth in line with the forecast inflation.

▪

Compensation and Social Security have been calculated considering a growth in line with the forecast inflation.

ANNEX V

SUMMARY OF THE MAIN ASSUMPTIONS (CONT.)

Operating Margins

▪

Subject to the stable production levels considered in the forecast and mainly the tariff recovery in Natural Gas Transportation, the gross margin forecast for 2016 reaches 45.1%, from a real 34.7% in 2015. The gross margin stabilizes throughout the forecast at 53.4%.

▪

Based on the structure costs that are forecast as relatively stable with the forecast inflation, the Adjusted EBITDA margin forecast for 2016 is at 37.8%, compared to a real 22.5% in 2015. The Adjusted EBITDA margin stabilizes throughout the forecast at around 47.0%.

Working Capital

▪

Each category of the operating working capital was calculated as days of sales or total costs depending on the case.

▪

An average net operating working capital was determined throughout a forecast of 9 days based on sales.

Investments

▪

Investments have been considered exclusively for guaranteeing the reliability and safety of the service and the maintenance and operations of the transportation system in levels similar to those kept in the last years.

▪

The execution of the Investment Plan 2016 has been considered for the business of Natural Gas Transportation at $794.3 million as set forth in the abovementioned Resolution 3724 issued by ENARGAS on March 31, 2016.

▪

Investments for meaningful increases of transportation and production capacity have not been considered.

Other

▪

Based on the applicable regulatory framework, it was decided to extend the license until 2037 in order to define the forecast horizon.

▪

Accordingly, the Terminal Value related to Gas Transportation services corresponds to the calculation of the residual value of its operating assets. For all other activities, a constant growth of 1% has been considered.

ANNEX V

OPERATING FREE CASH FLOW

To December 31 of each year

(US$ thousands)	2H 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Production
Natural Gas Transportation (MM3/day) Hired firm capacity Daily Average of Deliveries	77,250 72,749	77,250 72,749	77,250 72,749	77,250 72,749	77,250 72,749	77,250 72,749	77,250 72,749	77,250 72,749	77,250 72,749	77,250 72,749	77,250 72,749	77,250 72,749
Liquid Production and Marketing (Tn.)
Ethane Propane Butane	143,628 322,699 47,821	278,000 594,000 97,030	278,000 594,000 97,030	278,000 594,000 97,030	278,000 594,000 97,030	278,000 594,000 97,030	278,000 594,000 97,030	278,000 594,000 97,030	278,000 594,000 97,030	278,000 594,000 97,030	278,000 594,000 97,030	278,000 594,000 97,030
Relevant Financial Data
Net Sales	272,013	557,377	582,235	602,574	621,394	634,679	642,107	645,492	648,912	652,366	655,854	655,854
Operating Costs and Structure Expenses	(155,402)	(329,431)	(314,635)	(321,893)	(328,925)	(333,521)	(336,351)	(336,506)	(336,757)	337,018)	337,387)	(337,024)
Adjusted EBITDA	116,611	227,946	267,600	280,681	292,469	301,158	305,756	308,986	312,155	315,347	318,466	318,830
Income tax	(37,517)	(73,770)	(87,678)	(91,865)	(95,471)	(98,115)	(99,422)	(100,341)	(101,260)	(102,205)	(103,143)	(103,132)
Operating Working Capital Variation	2,812	(5,219)	(3,008)	(1,548)	(911)	(1,100)	(1,014)	(1,057)	(996)	(1,134)	(1,076)	(949)
Investments	(46,368)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)
Operating Free Cash Flow	35,538	103,957	131,914	142,267	151,086	156,943	160,320	162,588	164, 899	167,008	169,248	169,749

ANNEX V

WACC CALCULATION

ANNEX V

VALUE DETERMINATION

ANNEX VI

INDICATORS APPLICABLE TO COMPANIES WITH COMPARABLE BUSINESSES

ANNEX VI

INDICATORS APPLICABLE TO COMPANIES WITH COMPARABLE BUSINESSES

GUIDELINE COMPANIES

Company	Country	Comments
Camuzzi Gas Pampeana S.A.	Argentina	Low level of comparability among businesses
Distribuidora de Gas Cuyana S.A.	Argentina	Low level of comparability among businesses/ Negative EBITDA
Metrogas S.A.	Argentina	Low level of comparability among businesses/ Negative EBITDA
Transportadora de Gas del Norte S.A.	Argentina	Negative EBITDA
Companhia Distribuidora de Gas do Rio de Janeiro – CEG	Brazil	Normalized tariff scheme
Gasco S.A.	Chile	Normalized tariff scheme

ANNEX VII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE ANNOUNCEMENT OF THE TENDER OFFER

ANNEX VII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE ANNOUNCEMENT OF THE TENDER OFFER (CONT.)

Transportadora de Gas del Sur S.A. – TGSU2:BCBA

Range of Dates: 01/27/2016 to 07/26/2016

Date	Opening	Maximum	Minimum	Closing	Volume	Var (%)
01/27/2016	16.00	16.20	15.80	16.00	30,543	1.27
01/28/2016	16.20	16.20	15.80	16.00	17.732	0.00
01/29/2016	16.30	17.00	16.20	17.00	47,815	6.25
02/01/2016	17.45	17.50	16.40	16.80	35,343	-1.18
02/02/2016	17.00	17.10	16.50	16.70	32,609	-0.60
02/03/2016	17.00	17.00	16.25	16.25	20,194	-2.70
02/04/2016	16.00	17.20	16.00	17.05	66,127	4.92
02/05/2016	17.55	17.70	17.30	17.70	84,347	3.81
02/10/2016	17.70	18.00	17.30	17.45	30,303	-1.41
02/11/2016	17.50	17.50	17.05	17.25	21,240	-1.15
02/12/2016	17.55	18.00	17.25	17.35	29,862	0.58
02/15/2016	17.70	18.00	17.10	17.10	14,218	-1.44
02/16/2016	16.50	18.00	16.50	17.00	56,352	-0.59
02/17/2016	17.95	18.50	17.90	18.50	44,923	8.82
02/18/2016	18.60	18.90	18.30	18.50	89,454	0.00
02/19/2016	18.50	18.50	17.70	18.15	21,222	-1.89
02/22/2016	18.15	19.30	18.05	19.30	26,177	6.34
02/23/2016	19.30	19.50	18.95	19.20	43,736	-0.52
02/24/2016	19.30	19.60	18.90	19.60	9,275	2.08
02/25/2016	19.60	21.00	19.50	20.50	36,888	4.59
02/26/2016	20.80	21.60	20.80	21.20	57,453	3.42
02/29/2016	20.00	21.60	20.00	21.00	55,740	-0.94
03/01/2016	21.50	21.50	20.50	21.00	32,234	0.00
03/02/2016	21.50	21.50	20.50	20.50	31,270	-2.38

ANNEX VII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE ANNOUNCEMENT OF THE TENDER OFFER (CONT.)

Transportadora de Gas del Sur S.A. – TGSU2:BCBA

Range of Dates: 01/27/2016 to 07/26/2016

Date	Opening	Maximum	Minimum	Closing	Volume	Var (%)
03/03/2016	20.50	20.50	19.10	19.40	34,427	-5.37
03/04/2016	19.30	19.60	19.20	19.20	63,829	-1.03
03/07/2016	19.20	19.20	18.30	18.40	11,807	-4.17
03/08/2016	18.50	18.60	18.10	18.60	38,913	1.09
03/09/2016	18.60	18.90	18.60	18.60	10,591	0.00
03/10/2016	18.60	18.60	17.50	18.25	9,895	-1.88
03/11/2016	18.25	18.35	18.20	18.25	9,506	0.00
03/14/2016	17.80	17.80	17.50	17.60	11,371	-3.56
03/15/2016	17.30	17.60	16.50	16.55	11,175	-5.97
03/16/2016	16.55	18.00	16.55	17.50	40,037	5.74
03/17/2016	17.50	18.10	17.50	18.00	11,678	2.86
03/18/2016	18.25	18.45	17.75	18.05	4,382	0.28
03/21/2016	18.10	18.10	17.20	17.35	41,807	-3.88
03/22/2016	17.35	17.35	17.00	17.25	55,118	-0.58
03/23/2016	18.95	18.95	17.00	17.10	17,128	-0.88
03/28/2016	17.00	17.20	16.50	16.60	33,153	-3.01
03/29/2016	16.70	17.25	16.55	17.20	53,540	3.49
03/30/2016	17.20	18.00	17.00	17.20	25,238	0.00
03/31/2016	17.90	18.00	17.30	17.30	7,034	0.58
04/01/2016	17.50	18.45	17.50	18.35	59,905	5.72
04/04/2016	18.35	19.25	18.35	18.95	45,476	3.17
04/05/2016	19.50	20.40	19.40	19.65	440,449	3.56
04/06/2016	19.30	19.70	18.85	18.90	60,390	-3.97

ANNEX VII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE ANNOUNCEMENT OF THE TENDER OFFER (CONT.)

Transportadora de Gas del Sur S.A. – TGSU2:BCBA

Range of Dates: 01/27/2016 to 07/26/2016

Date	Opening	Maximum	Minimum	Closing	Volume	Var (%)
04/07/2016	19.85	19.85	18.50	18.75	78,360	-0.80
04/08/2016	18.70	19.30	18.20	19.00	22,326	1.32
04/11/2016	19.50	19.50	18.60	19.00	47,210	0.00
04/12/2016	18.40	19.10	18.40	19.10	43,574	0.52
04/13/2016	19.00	19.30	18.80	18.90	51,440	-1.06
04/14/2016	19.00	19.00	18.40	18.85	19,570	-0.27
04/15/2016	18.85	18.85	18.35	18.50	43,956	-1.89
04/18/2016	18.25	18.70	18.15	18.50	45,293	0.00
04/19/2016	18.50	19.40	18.50	19.40	86,167	4.64
04/20/2016	19.40	20.00	19.40	19.50	89,501	0.51
04/21/2016	19.40	19.65	19.35	19.60	37,813	0.51
04/22/2016	19.65	19.70	18.90	18.90	38,373	-3,70
04/25/2016	19.00	19.00	18.30	18.80	30,539	-0.53
04/26/2016	18.55	18.90	18.50	18.85	18,607	0.27
04/27/2016	18.85	19.00	18.50	18.80	24,404	-0.27
04/28/2016	18.90	18.90	18.00	18.00	9,190	-4.44
04/29/2016	18.00	19.00	17.80	18.00	138,342	0.00
05/02/2016	18.00	18.30	17.60	17.70	28,584	-1,70
05/03/2016	17.50	18.00	17.50	18.00	20,474	1.67
05/04/2016	17.75	18.50	17.70	18.50	14,723	2.70
05/05/2016	18.50	18.50	17.85	18.10	40,650	-2.21

ANNEX VII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE ANNOUNCEMENT OF THE TENDER OFFER (CONT.)

Transportadora de Gas del Sur S.A. – TGSU2:BCBA

Range of Dates: 01/27/2016 to 07/26/2016

Date	Opening	Maximum	Minimum	Closing	Volume	Var (%)
05/06/2016	18.10	18.35	17.90	18.00	3,200	-0.56
05/09/2016	18.00	18.30	18.00	18.30	12,243	1.64
05/10/2016	18.40	18.40	18.15	18.25	61,553	-0.27
05/11/2016	19.00	19.00	17.95	18.10	18,386	-0.83
05/12/2016	18.50	18.50	17.50	17.55	24,807	-3.13
05/13/2016	17.40	18.00	17.05	17.30	15,485	-1.45
05/16/2016	17.90	17.90	17.40	17.80	16,140	2.81
05/17/2016	17.80	17.95	17.20	17.25	30,664	-3.19
05/18/2016	17.25	17.25	17.00	17.10	29,880	-0.88
05/19/2016	16.50	17.00	16.50	16.85	7,379	-1.48
05/20/2016	17.00	17.00	17.00	17.00	13,799	0.88
05/23/2016	16.50	17.00	16.50	16.80	4,231	-1,19
05/24/2016	16.30	17.40	16.30	16.60	10,323	-1.21
05/26/2016	16.60	17.00	16.60	17.00	27,898	2.35
05/27/2016	16.80	17.40	16.80	17.40	37,058	2.30
05/30/2016	17.50	17.50	17.15	17.20	11,618	-1.16
05/31/2016	17.45	18.00	17.45	18.00	18,921	4.44
06/01/2016	18.20	18.20	17.50	17.80	9,104	-1.12
06/02/2016	18.20	18.20	17.70	17.70	20,929	-0.57
06/03/2016	17.70	17.70	17.50	17.60	15,665	-0.57
06/06/2016	17.40	17.60	17.40	17.50	20,283	-0.57

ANNEX VII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE ANNOUNCEMENT OF THE TENDER OFFER (CONT.)

Transportadora de Gas del Sur S.A. – TGSU2:BCBA

Range of Dates: 01/27/2016 to 07/26/2016

Date	Opening	Maximum	Minimum	Closing	Volume	Var (%)
06/07/2016	18.65	18.65	17.60	17.85	10,428	1.96
06/08/2016	17.80	18.20	17.60	17.60	41,003	-1.42
06/09/2016	17.70	18.00	17.70	17.85	68,878	1.40
06/10/2016	17.80	17.90	17.80	17.90	64,541	0.28
06/13/2016	17.80	17.80	17.50	17.60	63,854	-1.71
06/14/2016	17.60	17.90	17.60	17.90	5,264	1.68
06/15/2016	17.80	18.00	17.70	17.75	146,972	-0.85
06/16/2016	17.65	17.75	17.65	17.70	53,531	-0.28
06/21/2016	17.85	18.50	17.85	18.30	36,792	3.28
06/22/2016	18.30	18.90	18.30	18.80	50,595	2.66
06/23/2016	18.70	19.35	18.70	19.35	251,571	2.84
06/24/2016	18.20	19.10	18.00	18.90	58,230	-2.38
06/27/2016	18.55	18.80	18.50	18.70	174,505	-1.07
06/28/2016	18.70	19.25	18.70	19.25	71,245	2.86
06/29/2016	19.25	20.00	19.00	20.00	40,599	3.75
06/30/2016	19.70	20.00	19.50	19.90	238,357	-0.50
07/012016	19.90	21.00	19.90	20.70	72,245	3.87
07/04/2016	20.85	21.40	20.00	21.40	62,132	3.27
07/05/2016	20.50	20.75	20.00	20.70	132,117	-3.38
07/06/2016	20.30	20.40	20.00	20.40	86,318	-1.47
07/07/2016	20.40	20.45	19.50	19.50	36,421	-4,62
07/11/2016	19.50	19.75	19.00	19.70	62,146	1,02
07/12/2016	19.70	19.70	19.35	19.50	130,576	-1,03

ANNEX VII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE ANNOUNCEMENT OF THE TENDER OFFER (CONT.)

Transportadora de Gas del Sur S.A. – TGSU2:BCBA

Range of Dates: 01/27/2016 to 07/26/2016

Date	Opening	Maximum	Minimum	Closing	Volume	Var (%)
07/13/2016	19.50	19.50	18.50	19.00	87,114	-2.63
07/14/2016	20.00	20.00	19.15	19.15	33,117	0.78
07/15/2016	19.50	19.50	19.15	19.45	42,337	1.54
07/18/2016	19.50	20.00	19.45	19.45	146,743	0.00
07/19/2016	19.45	19.80	19.00	19.70	291,327	1.27
07/20/2016	20.00	20.30	19.40	19.90	146,261	1.01
07/21/2016	19.90	20.10	19.30	19.30	88,344	-3.11
07/22/2016	19.80	19.90	19.15	19.80	45,316	2.53
07/25/2016	19.20	19.50	18.60	19.30	79,791	-2.59
07/26/2016	20.00	20.00	19.30	19.80	283,035	2.53

ANNEX VIII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE EXECUTION OF THE TRANSACTION

ANNEX VIII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE EXECUTION OF THE TRANSACTION

Transportadora de Gas del Sur S.A. – TGSU2:BCBA

Range of Dates: 01/19/2016 to 07/18/2016

Date	Opening	Maximum	Minimum	Closing	Volume	Var (%)
01/19/2016	13.78	14.87	13.78	14.02	31,484	1.80
01/20/2016	14.10	14.30	13.80	14.00	22.395	-0.17
01/21/2016	14.40	14.45	14.40	14.45	6,300	3.21
01/22/2016	15.10	15.70	15.10	15.70	10,212	8.65
01/25/2016	15.80	16.40	15.40	15.40	10,980	-1.91
01/26/2016	16.00	16.00	15.80	15.80	1,450	2.60
01/27/2016	16.00	16.20	15.80	16.00	30,543	1.27
01/28/2016	16.20	16.20	15.80	16.00	17.732	0.00
01/29/2016	16.30	17.00	16.20	17.00	47,815	6.25
02/01/2016	17.45	17.50	16.40	16.80	35,343	-1.18
02/02/2016	17.00	17.10	16.50	16.70	32,609	-0.60
02/03/2016	17.00	17.00	16.25	16.25	20,194	-2.70
02/04/2016	16.00	17.20	16.00	17.05	66,127	4.92
02/05/2016	17.55	17.70	17.30	17.70	84,347	3.81
02/10/2016	17.70	18.00	17.30	17.45	30,303	-1.41
02/11/2016	17.50	17.50	17.05	17.25	21,240	-1.15
02/12/2016	17.55	18.00	17.25	17.35	29,862	0.58
02/15/2016	17.70	18.00	17.10	17.10	14,218	-1.44
02/16/2016	16.50	18.00	16.50	17.00	56,352	-0.59
02/17/2016	17.95	18.50	17.90	18.50	44,923	8.82
02/18/2016	18.60	18.90	18.30	18.50	89,454	0.00
02/19/2016	18.50	18.50	17.70	18.15	21,222	-1.89
02/22/2016	18.15	19.30	18.05	19.30	26,177	6.34
02/23/2016	19.30	19.50	18.95	19.20	43.736	-0.52

ANNEX VIII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE EXECUTION OF THE TRANSACTION (CONT.)

Transportadora de Gas del Sur S.A. – TGSU2:BCBA

Range of Dates: 01/19/2016 to 07/18/2016

Date	Opening	Maximum	Minimum	Closing	Volume	Var (%)
02/24/2016	19.30	19.60	18.90	19.60	9,275	2.08
02/25/2016	19.60	21.00	19.50	20.50	36,888	4.59
02/26/2016	20.80	21.60	20.80	21.20	57,453	3.42
02/29/2016	20.00	21.60	20.00	21.00	55,740	-0.94
03/01/2016	21.50	21.50	20.50	21.00	32,234	0.00
03/02/2016	21.50	21.50	20.50	20.50	31,270	-2.38
03/03/2016	20.50	20.50	19.10	19.40	34,427	-5.37
03/04/2016	19.30	19.60	19.20	19.20	63,829	-1.03
03/07/2016	19.20	19.20	18.30	18.40	11,807	-4.17
03/08/2016	18.50	18.60	18.10	18.60	38,913	1.09
03/09/2016	18.60	18.90	18.60	18.60	10,591	0.00
03/10/2016	18.60	18.60	17.50	18.25	9,895	-1.88
03/11/2016	18.25	18.35	18.20	18.25	9,506	0.00
03/14/2016	17.80	17.80	17.50	17.60	11,371	-3.56
03/15/2016	17.30	17.60	16.50	16.55	11,175	-5.97
03/16/2016	16.55	18.00	16.55	17.50	40,037	5.74
03/17/2016	17.50	18.10	17.50	18.00	11,678	2.86
03/18/2016	18.25	18.45	17.75	18.05	4,382	0.28
03/21/2016	18.10	18.10	17.20	17.35	41,807	-3.88
03/22/2016	17.35	17.35	17.00	17.25	55,118	-0.58
03/23/2016	18.95	18.95	17.00	17.10	17,128	-0.88
03/28/2016	17.00	17.20	16.50	16.60	33,153	-3.01
03/29/2016	16.70	17.25	16.55	17.20	53,540	3.49

ANNEX VIII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE EXECUTION OF THE TRANSACTION (CONT.)

Transportadora de Gas del Sur S.A. – TGSU2:BCBA

Range of Dates: 01/19/2016 to 07/18/2016

Date	Opening	Maximum	Minimum	Closing	Volume	Var (%)
03/30/2016	17.20	18.00	17.00	17.20	25,238	0.00
03/31/2016	17.90	18.00	17.30	17.30	7,034	0.58
04/01/2016	17.50	18.45	17.50	18.35	59,905	5.72
04/04/2016	18.35	19.25	18.35	18.95	45,476	3.17
04/05/2016	19.50	20.40	19.40	19.65	440,449	3.56
04/06/2016	19.30	19.70	18.85	18.90	60,390	-3.97
04/07/2016	19.85	19.85	18.50	18.75	78,360	-0.80
04/08/2016	18.70	19.30	18.20	19.00	22,326	1.32
04/11/2016	19.50	19.50	18.60	19.00	47,210	0.00
04/12/2016	18.40	19.10	18.40	19.10	43,574	0.52
04/13/2016	19.00	19.30	18.80	18.90	51,440	-1.06
04/14/2016	19.00	19.00	18.40	18.85	19,570	-0.27
04/15/2016	18.85	18.85	18.35	18.50	43,956	-1.89
04/18/2016	18.25	18.70	18.15	18.50	45,293	0.00
04/19/2016	18.50	19.40	18.50	19.40	86,167	4.64
04/20/2016	19.40	20.00	19.40	19.50	89,501	0.51
04/21/2016	19.40	19.65	19.35	19.60	37,813	0.51
04/22/2016	19.65	19.70	18.90	18.90	38,373	-3,70
04/25/2016	19.00	19.00	18.30	18.80	30,539	-0.53
04/26/2016	18.55	18.90	18.50	18.85	18,607	0.27
04/27/2016	18.85	19.00	18.50	18.80	24,404	-0.27

ANNEX VIII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE EXECUTION OF THE TRANSACTION (CONT.)

Transportadora de Gas del Sur S.A. – TGSU2:BCBA

Range of Dates: 01/19/2016 to 07/18/2016

Date	Opening	Maximum	Minimum	Closing	Volume	Var (%)
04/28/2016	18.90	18.90	18.00	18.00	9,190	-4.44
04/29/2016	18.00	19.00	17.80	18.00	138,342	0.00
05/02/2016	18.00	18.30	17.60	17.70	28,584	-1,70
05/03/2016	17.50	18.00	17.50	18.00	20,474	1.67
05/04/2016	17.75	18.50	17.70	18.50	14,723	2.70
05/05/2016	18.50	18.50	17.85	18.10	40,650	-2.21
05/06/2016	18.10	18.35	17.90	18.00	3,200	-0.56
05/09/2016	18.00	18.30	18.00	18.30	12,243	1.64
05/10/2016	18.40	18.40	18.15	18.25	61,553	-0.27
05/11/2016	19.00	19.00	17.95	18.10	18,386	-0.83
05/12/2016	18.50	18.50	17.50	17.55	24,807	-3.13
05/13/2016	17.40	18.00	17.05	17.30	15,485	-1.45
05/16/2016	17.90	17.90	17.40	17.80	16,140	2.81
05/17/2016	17.80	17.95	17.20	17.25	30,664	-3.19
05/18/2016	17.25	17.25	17.00	17.10	29,880	-0.88
05/19/2016	16.50	17.00	16.50	16.85	7,379	-1.48
05/20/2016	17.00	17.00	17.00	17.00	13,799	0.88
05/23/2016	16.50	17.00	16.50	16.80	4,231	-1,19
05/24/2016	16.30	17.40	16.30	16.60	10,323	-1.21
05/26/2016	16.60	17.00	16.60	17.00	27,898	2.35
05/27/2016	16.80	17.40	16.80	17.40	37,058	2.30

ANNEX VIII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE EXECUTION OF THE TRANSACTION (CONT.)

Transportadora de Gas del Sur S.A. – TGSU2:BCBA

Range of Dates: 01/19/2016 to 07/18/2016

Date	Opening	Maximum	Minimum	Closing	Volume	Var (%)
05/30/2016	17.50	17.50	17.15	17.20	11,618	-1.16
05/31/2016	17.45	18.00	17.45	18.00	18,921	4.44
06/01/2016	18.20	18.20	17.50	17.80	9,104	-1.12
06/02/2016	18.20	18.20	17.70	17.70	20,929	-0.57
06/03/2016	17.70	17.70	17.50	17.60	15,665	-0.57
06/06/2016	17.40	17.60	17.40	17.50	20,283	-0.57
06/07/2016	18.65	18.65	17.60	17.85	10,428	1.96
06/08/2016	17.80	18.20	17.60	17.60	41,003	-1.42
06/09/2016	17.70	18.00	17.70	17.85	68,878	1.40
06/10/2016	17.80	17.90	17.80	17.90	64,541	0.28
06/13/2016	17.80	17.80	17.50	17.60	63,854	-1.71
06/14/2016	17.60	17.90	17.60	17.90	5,264	1.68
06/15/2016	17.80	18.00	17.70	17.75	146,972	-0.85
06/16/2016	17.65	17.75	17.65	17.70	53,531	-0.28
06/21/2016	17.85	18.50	17.85	18.30	36,792	3.28
06/22/2016	18.30	18.90	18.30	18.80	50,595	2.66
06/23/2016	18.70	19.35	18.70	19.35	251,571	2.84
06/24/2016	18.20	19.10	18.00	18.90	58,230	-2.38
06/27/2016	18.55	18.80	18.50	18.70	174,505	-1.07
06/28/2016	18.70	19.25	18.70	19.25	71,245	2.86
06/29/2016	19.25	20.00	19.00	20.00	40,599	3.75
06/30/2016	19.70	20.00	19.50	19.90	238,357	-0.50
07/012016	19.90	21.00	19.90	20.70	72,245	3.87

ANNEX VIII

AVERAGE OF NEGOTIATION VALUES OF THE SHARE DURING THE SEMESTER IMMEDIATELY PRECEDING THE EXECUTION OF THE TRANSACTION (CONT.)

Transportadora de Gas del Sur S.A. – TGSU2:BCBA

Range of Dates: 01/19/2016 to 07/18/2016

Date	Opening	Maximum	Minimum	Closing	Volume	Var (%)
07/04/2016	20.85	21.40	20.00	21.40	62,132	3.27
07/05/2016	20.50	20.75	20.00	20.70	132,117	-3.38
07/06/2016	20.30	20.40	20.00	20.40	86,318	-1.47
07/07/2016	20.40	20.45	19.50	19.50	36,421	-4,62
07/11/2016	19.50	19.75	19.00	19.70	62,146	1,02
07/12/2016	19.70	19.70	19.35	19.50	130,576	-1,03
07/13/2016	19.50	19.50	18.50	19.00	87,114	-2.63
07/14/2016	20.00	20.00	19.15	19.15	33,117	0.78
07/15/2016	19.50	19.50	19.15	19.45	42,337	1.54
07/18/2016	19.50	20.00	19.45	19.45	146,743	0.00

ANEXO VIII

Endnotes

6-month average price until: i) announcement of change of control (July 18th, 2016) = 18.16; ii) Tender Offer announcement (*) (July 27th, 2016) = 18.39

Price of share = ARS/share

Jan-Mar-May-July-Sept-Nov-Jan-Mar-May-July

•

Daily Operated Volume (right axis)

•

TGS Share Price Evolution

2016 Average Price = 18.02  2016 Average Operated Volume = USD 61.0 M

2015 Average Price = 12.14  2015 Average Operated Volume = USD 85.6 M

2014 Average Price = 6.322014 Average Operated Volume = USD 58.2 M

2013 Average Price = 3.32  2013 Average Operated Volume = USD 25.0 M

WACC

Sensitivity Analysis

Value per Share in AR$

__________________________________________________

Constant Growth

	0.5%	1.0%	1.5%
12.3%	19.58	19.66	19.74
12.8%	18.62	18.68	18.75
13.3%	17.72	17.77	17.83

SUMMARY OF DESCRIPTIVE STADISTICS
Mean 18.39 Median 18.28 Mode 18.00 Standard deviation 1.17 Sample variation 1.38 Minimum 16.00 Maximum 21.40

Source: Buenos Aires Stock Exchange

Source: Buenos Aires Stock Exchange

Source: Buenos Aires Stock Exchange

Source: Buenos Aires Stock Exchange

Source: Buenos Aires Stock Exchange

Source: Buenos Aires Stock Exchange

SUMMARY OF DESCRIPTIVE STADISTICS
Mean 18.15 Median 18.08 Mode 18.00 Standard deviation 1.37 Sample variation 1.88 Minimum 14.00 Maximum 21.40

Source: Buenos Aires Stock Exchange

Source: Buenos Aires Stock Exchange

Source: Buenos Aires Stock Exchange

Source: Buenos Aires Stock Exchange

Source: Buenos Aires Stock Exchange

Source: Buenos Aires Stock Exchange